UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
This report on Form 6-K comprises of Global Blue Group Holding AG’s (‘the Company’ or ‘Global Blue’) interim report for the three and nine month periods ended December 31, 2022.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Nos. 333-259200, and 333-267850) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                GLOBAL BLUE GROUP HOLDING AG

Date: February 27, 2023

/s/ Jacques Stern                                                                                    Jacques Stern           Chief Executive Officer

Forward-looking statements
Some of the statements contained in this Form 6-K constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are those described in discussions herein, and in the “Summary Risk Factors,” and in “Item 3. Key Information—D. Risk Factors” sections of our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) and incorporated herein by reference, and those described from time to time in our future reports to be filed with the SEC.
These risks could cause actual results to differ materially from those implied by forward-looking statements in this Form 6-K.
You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We do not undertake any obligation to update or revise any forward-looking statements after the date of this Form 6-K, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this Form 6-K or elsewhere might not occur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our Unaudited Condensed Consolidated Interim Statements of Income, Statements of Comprehensive Income / (Loss), Statements of Financial Position, Statements of Cash Flows and Statements of Changes in Equity for the three and nine months ended December 31, 2022 and Notes thereto included elsewhere in this Form 6‑K, and our annual report on Form 20‑F for the year ended March 31, 2022 as filed with the SEC on June 29, 2022 (the “Form 20‑F”). The following discussion contains statements of future expectations and other forward‑looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources”. See “forward‑looking statements” above.

Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying Unaudited Condensed Consolidated Interim Financial Statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

•Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights for the three and nine months ended December 31, 2022 designed to provide context for the other sections of the MD&A, including our expectations for selected financial items.

•Results of Operations, containing a year-over-year as well as a comparison to the financial year 2019/2020 (to compare vs. pre-Covid period) analysis of our financial results for the three and nine months ended December 31, 2022 as well as segment information.

•Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.

•Banking Facilities and Loans, explaining the structure of the facilities in place, interest, main undertakings as well as to provide an overview of the Supplementary Liquidity Facility.

Business Overview
Global Blue Group Holding AG and its subsidiaries (the “Group” or “Global Blue”) serves as a strategic technology and payments partner to merchants. Global Blue established the concept of Tax Free Shopping (TFS) in Sweden in 1980 and has emerged as both a global leader (based on its share of the Tax Free Shopping Solutions (TFSS)) and a pioneer in technology for Tax Free Shopping. Global Blue offers Added Value Payments Solutions (AVPS), including Dynamic Currency Conversion (DCC), for which Global Blue is a leading provider. Finally, Global Blue also offers Retail Tech Solutions (RTS) including an e-commerce returns platform, an eReceipts platform and the recent business combination of ShipUp SAS (ShipUp), a SaaS provider that enables brands to deliver seamless, proactive, and branded post-purchase communication, which turns the shipping experience into a new growth lever.

Segment Reporting
Global Blue separates its business into three segments: TFSS, AVPS and RTS. Accordingly, its financial statements and other reporting information presented in this MD&A show TFSS, AVPS and RTS as separate reporting segments, as well as describe the business as a whole.

COVID-19
The COVID-19 outbreak and the related preventative measures, as well as the associated curtailment of international travel and diminished economic activity, have negatively impacted Global Blue’s business and results of operations and financial condition. Since early March 2020, when government travel restrictions have been generally implemented, international travel and extra-regional shopping sectors have experienced a significant reduction in activity. The successive waves of the COVID-19 outbreak cases worldwide and appearance of new variants of the virus, seriously disrupted international travel and shopping. Consequently, Global Blue’s revenue for the financial year ended March 31, 2021 declined 89% versus the previous year. Following the rollout of COVID-19 vaccines and subsequent introduction of the COVID-19 vaccination certificates, international travelling started to gradually resume in the second half of 2021 and consequently, shops started to see increased requests for tax-free forms by international travelers. This was then followed by a gradual adoption of normalizing measures, with western economies now having removed restrictions, including South Korea on October 1, 2022 and Japan on October 11, 2022; China, lifted its Zero-COVID restrictions in December 2022 and on January, 8 2023, announced lifting the quarantine on arrival, a major step towards reopening its borders once the country dropped restrictions on overseas journeys for it citizens. Despite China’s relaxation, the recovery of Chinese travel to Europe is still uncertain and when it happens.

Global Blue monitors the levels of business recovery by looking at its revenue levels compared to the same period during the financial year 2019/2020 (pre-COVID) and neutralizing the effect of acquisitions. The Group is observing a noticeable recovery trend; the revenue excluding RTS for the financial year ended March 31, 2021 declined 89.4% versus the financial year ended March 31, 2020, for the financial year ended March 31, 2022, the revenue decline versus the same period in 2020 was 73.1%, and now for the three months ended December 31, 2022, the revenue decline has reduced to a decline of 26.6% as compared to the same period in 2019.
Our results of operations for the three and nine months ended December 31, 2022 to some extent, still reflect the impact of the COVID-19 outbreak which started to affect our business from February 2020 the biggest driver currently being the absence of Chinese tourists. The duration of such negative impacts on Global Blue’s results of operations cannot be accurately quantified at this time, however, management anticipates that Global Blue’s performance will continue to recover in line with or at a faster pace than the recent recovery trend, fueled by more countries, like China, removing COVID-19 travel restrictions and pent-up demand.
As previously reported, at the early stages of the outbreak, Global Blue had adopted a wide range of short-term measures that reduced its monthly cash expenditures while still maintaining core internal functions, serving clients who remained active while preserving the ability to ramp-up operations to capture volume when it starts to rebound. These short-term measures included the following impacts to personnel and non-personnel costs, substantially all of which have expired or are due to expire soon:
•Personnel costs: Depending on the jurisdiction, Global Blue furloughed staff or has reduced working hours and, in parallel, has applied for employee salary support schemes introduced by certain governments. Such schemes allow companies to place employees on paid leave or on reduced working hours, with the difference to an employee’s ordinary salary being partially reimbursed by the respective government. In countries in which no such employee salary support schemes were available, Global Blue required personnel to take (partially paid or unpaid) leave or reduced its workforce. These personnel decisions varied based on function, country, and seniority. In addition, members of senior management agreed to temporary salary cuts.
•    Non-personnel costs: Global Blue renegotiated contracts with business partners and reduced local-level third-party employment or advisory services. Global Blue also prohibited any but essential business-related travel, reduced promotional activities and postponed non-strategic new technology expenditures. In addition, where available, Global Blue adhered to any tax holidays provided by relevant governments, allowing the Group to postpone certain tax payments.
These short-term measures constituted the first phase of reductions in our Operating Expenses. The measures took advantage of various government support schemes, which in most cases have expired or are due to expire soon. Accordingly, a portion of the cost savings achieved by these short-term measures were limited in time, and consequently Global Blue gradually implemented the next phase of reductions, which superseded the short-term measures. Once volumes return to pre-COVID levels, the level of annual long-term savings, excluding RTS, inflation and costs associated with being listed, is expected to be EUR35 million, enabling the Group to operate with a materially lower cost structure.
Our Operating expenses decreased by EUR68.9 million, or 23.8%, to EUR220.4 million for the nine months ended December 31, 2022, from EUR289.3 million for the nine months ended December 31, 2019. This decrease is mainly driven by lower Amortization of intangible assets acquired through business combinations, lower variable adjusted operating expenses (operating expenses that vary with volume and excludes exceptional items, depreciation and amortization expenses), lower Fixed adjusted operating expenses (total operating expenses, excluding exceptional items, depreciation and amortization), partially offset by higher exceptional items expenses (items which the board considers as not directly related to ordinary business operations and which are not included in the assessment of management performance) . Refer further below in the document for details on the drivers of these decreases.

Recent Developments
ShipUp
On October 31, 2022, Global Blue acquired a 75% stake in ShipUp, a SaaS provider that enables brands to deliver seamless, proactive, and branded post-purchase communication, which turns the shipping experience into a new growth lever. ShipUp is a fast-growing business serving over 370 worldwide brands, operating across Western Europe and North America, and a leader in post-purchase technology for e-commerce. Global Blue’s investment in ShipUp accelerates its ambition to provide retailers with a leading ecosystem of post-purchase technologies, and will form part of the Retail Tech Solutions (RTS) segment along with ZigZag and Yocuda.
Global Blue Peru
On December 07, 2022, Global Blue has been awarded an exclusive contract to provide TFS in Peru, following the country’s introduction of the new Tax Free regulations. Global Blue will offer a fully digital TFS service, including digital in-store solutions for merchants, digital customs validation and a range of digital refund methods for international shoppers. The new TFS scheme will be launched during the first quarter of 2023, and will mean that international visitors will be able to enjoy better value and increase their spending power when buying from local and international brands.
Global Blue Colombia
On December 09, 2022, Global Blue has been awarded an exclusive contract to provide TFS in Colombia, as the country endeavors to attract greater spend from international shoppers. With the new TFS scheme Colombia’s retailers, custom authorities and international visitors will benefit from Global Blue’s leading Tax Free technology. From March 1, 2023 Global Blue will provide its advanced, fully digital Tax Free Shopping service, including digital issuing solutions, digital customs validation and digital refund payments methods. With the new TFS scheme Colombia’s retailers, custom authorities and international visitors will benefit from Global Blue’s leading Tax Free technology.

Key Performance Indicators
Global Blue regularly monitors the following key performance indicators to evaluate its business and trends, measure its performance, prepare financial projections and make strategic decisions. None of these key performance indicators are measures of financial performance under IFRS. Nevertheless, Global Blue believes that these key performance indicators provide an important indication of trends in its financial performance. There are limitations inherent to key performance indicators. In analyzing Global Blue’s future performance, investors should consider any key performance indicator together with the presentation of Global Blue’s results of operations and financial condition under IFRS, rather than as an alternative to IFRS financial measures.
The key performance indicators presented below have not been audited or reviewed by any auditor or other expert. The information used to calculate these key performance indicators is derived from management information systems. As these key performance indicators are defined by Global Blue’s management, they may not be comparable to similar terms used by other companies, which may limit their usefulness as comparative measures. Where possible, the measures are clearly defined and a reconciliation to IFRS measures is provided. Where adjustments or add-backs are included, it should not be construed as an inference that Global Blue’s future results will be unaffected by any of the adjusted items, or that Global Blue’s projections and estimates will be realized in their entirety or at all.

Sales in Store (SiS)
Total SiS represents the sum of TFSS SiS, AVPS SiS and RTS SiS, which are:
•TFSS SiS represents the value (including VAT) of the goods purchased by the international shopper.
•AVPS SiS represents the value (including VAT) of the payments made by the international shopper.
•RTS SiS represents the original value of the goods being returned by the online shopper.

The SiS performance has a direct link to the revenue performance, as detailed below in our results of operations. See “Results of Operations” for further details. The following table presents TFSS SiS, AVPS SiS, RTS SiS and Total SiS for the three and nine months ended December 31, 2022, 2021 and 2019:

	Three Months Ended December 31			Nine Months Ended December 31
	2022	2021	2019	2022	2021	2019
	(in EUR billions)			(in EUR billions)
TFSS SiS	3.9	1.5	5.0	9.5	3.0	15.0
AVPS SiS	1.4	0.5	1.2	3.8	1.5	3.5
RTS SiS	0.5	0.4	0.0	1.3	0.9	0.0
Total SiS	5.8	2.4	6.2	14.7	5.4	18.6

TFSS SiS
TFSS SiS increased by EUR2.4 billion or 157.4% to EUR3.9 billion for the three months ended December 31, 2022, from EUR1.5 billion for the three months ended December 31, 2021. This increase is mainly driven by increased recovery from COVID-19 outbreak impact as a result of the restrictions continue to be removed across several countries, and businesses are coming back to their normal levels of operations and allowing travel to return to normality, albeit some countries are still subject to certain conditions.
TFSS SiS decreased by EUR1.1 billion, or 22.7%, to EUR3.9 billion for the three months ended December 31, 2022, from EUR5.0 billion for the three months ended December 31, 2019. Despite the positive trend in the recovery rate, we continue to note a SiS decrease vs. pre-Covid levels which is mainly attributed to the outbreak of the COVID-19 pandemic, mostly related to restrictions or logistic impediments still in place at the tourists’ origin countries, particularly, in China, a country that lifted its Zero Covid policy in December 2022 and removed the quarantine periods on returning home but logistics limitations hinder travel to Europe as well as the UK tax free scheme abolishment at the end of 2020 following Brexit.
TFSS SiS increased by EUR6.5 billion or 216.0% to EUR9.5 billion for the nine months ended December 31, 2022, from EUR3.0 billion for the nine months ended December 31, 2021. This increase is mainly driven by removal of the COVID-19 restrictions which resulted in governments abolish restriction measures, businesses coming back to their normal levels of operations and allowing travel, albeit some countries are still subject to certain limitations, and tourists deciding to take the opportunity to do some leisure travel in an attempt to return to the new normal.
TFSS SiS decreased by EUR5.5 billion, or 36.6%, to EUR9.5 billion for the nine months ended December 31, 2022, from EUR15.0 billion for the nine months ended December 31, 2019. Despite the positive trend in the recovery rate, we continue to record a SiS decrease vs. pre-Covid levels which is attributed mainly to the outbreak of the COVID-19 pandemic, mostly related to limitations still in place at the tourists’ origin countries, notably China, a country that only opened its borders and removed quarantine measures in January 2022 coupled by the impact of UK tax free scheme removal.
AVPS SiS
AVPS SiS increased by EUR0.9 billion or 158.7% to EUR1.4 billion for the three months ended December 31, 2022, from EUR0.5 billion for the three months ended December 31, 2021 and as noted above, performance is improving as a result of removal of travel restrictions and consequently, international travelling resuming to the pre-pandemic levels across most geographies and new business in certain markets.
AVPS SiS increased by EUR0.2 billion, or 20.9% to EUR1.4 billion for the three months ended December 31, 2022 from EUR1.2 billion for the three months ended December 31, 2019, benefiting from lifting of the COVID-19 travel restrictions where most countries and regions no longer impose quarantines, entry bans or other restrictions to travelers combined with higher performance of financial acquiring in Australia, that has lower exposure to international travelers and it is performing above pre-Covid levels as well as new business in certain markets, such as Cyprus, Japan, Morocco and Singapore.
AVPS SiS increased by EUR2.3 billion or 163.9% to EUR3.8 billion for the nine months ended December 31, 2022, from EUR1.5 billion for the nine months ended December 31, 2021 and as noted above, performance is improving as a result removal of travel restrictions and consequently, international travelling resuming to the pre-pandemic levels and new business as quoted above.
AVPS SiS increased by EUR0.3 billion, or 8.8% to EUR3.8 billion for the nine months ended December 31, 2022 from EUR3.5 billion for the nine months ended December 31, 2019, as noted above performance is benefiting from the removal of COVID-19 travel restrictions where most countries and regions no longer impose quarantines, entry bans or other restrictions to travelers combined with higher performance of financial acquiring in Australia, that has lower exposure to international travelers and it is performing above pre-Covid levels as well as new business elsewhere.

RTS SiS
RTS SiS increased by EUR0.1 billion, or 34.3% to EUR0.5 billion for the three months ended December 31, 2022 from EUR0.4 billion for the three months ended December 31, 2021. This increase is mainly due to organic growth consequence of continued efforts to enlarge the affiliated merchant base.
RTS SiS for the three months ended December 31, 2022 were EUR0.5 billion. This segment was created at the time of the business combination of ZigZag Global in March 2021, thus there is no historical data to compare with for any period in the year ended March 31, 2020.
RTS SiS increased by EUR0.4 billion, or 41.9% to EUR1.3 billion for the nine months ended December 31, 2022 from EUR0.9 billion for the nine months ended December 31, 2021. This increase is a consequence of the continued efforts towards expanding the merchant base through affiliation of new clients.
RTS SiS for the nine months ended December 31, 2022 were EUR1.3 billion. As mentioned above this segment was created at the time of the business combination of ZigZag Global in March 2021, thus there is no historical data to compare with for any period in the year ended March 31, 2020.

Non-IFRS Financial Measures
Other metrics that management considers regarding the company’s results of operations are Variable Adjusted Operating Expenses, Fixed adjusted operating expenses, Adjusted operating expenses, Adjusted EBITDA, Adjusted

EBITDA Margin, Exceptional items, Tax effect of adjustments, Adjusted tax expenses, Adjusted Net Income (Group Share), and Adjusted Effective Tax Rate.
These non-IFRS measures are presented because they are used by management to monitor the underlying performance of Global Blue’s business and operations. In addition, these non-IFRS measures presented herein are measures commonly used in Global Blue’s industry and by analysts and investors as supplemental measures of performance. Additionally, these measures, when used in conjunction with related IFRS financial measures, provide investors with an additional financial analytical framework which management uses, in addition to historical operating results, as a basis for financial, operational and planning decisions and present measurements that third parties have indicated are useful in assessing Global Blue and its results.
These non-IFRS measures may not be indicative of Global Blue’s historical operating results nor are such measures meant to be predictive of Global Blue’s future results. These non-IFRS measures should be read in conjunction with the discussions under “Operating and Financial review and prospects”. Not all companies calculate non-IFRS measures in the same manner or on a consistent basis. As a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures presented below.

Results of Operations
Comparison of Results of Operations for the three and nine months ended December 31, 2022, 2021 and 2019

The following tables and subsequent discussion summarizes our financial performance and certain operating results for the three and nine months ended December 31, 2022, 2021 and 2019:

	Three Months Ended December 31			Nine Months Ended December 31
	2022	2021	2019	2022	2021	2019
	(in EUR millions)			(in EUR millions)
Income statement data:
Total revenue	86.7	38.9	109.8	224.7	86.8	337.5
Of which: TFSS revenue	64.4	29.4	93.6	166.4	61.5	288.3
Of which: AVPS revenue	16.2	5.9	16.1	44.1	16.0	49.1
Of which: RTS revenue	6.1	3.6	—	14.1	9.3	—
Operating expenses	(77.5)	(58.3)	(98.8)	(220.4)	(150.6)	(289.3)
Operating profit/(loss)	9.2	(19.4)	11.0	4.3	(63.9)	48.2
Finance income	8.4	0.3	1.8	1.0	1.1	2.6
Finance costs	(12.1)	(6.5)	(10.9)	(28.5)	(19.8)	(18.8)
Net finance costs	(3.7)	(6.2)	(8.4)	(27.6)	(18.7)	(24.6)
Profit/(Loss) before tax	5.5	(25.6)	2.6	(23.2)	(82.6)	23.5
Income tax benefit/(expense)	(4.0)	0.8	4.4	(1.4)	11.4	(4.6)
Profit/(Loss) for the period	1.4	(24.8)	6.9	(24.6)	(71.1)	18.9

Total revenue
Our Total revenue increased by EUR47.8 million or 123.1% to EUR86.7 million for the three months ended December 31, 2022, from EUR38.9 million for the three months ended December 31, 2021, as a result of the EUR35.0 million increase in TFSS revenue, a EUR10.3 million increase in AVPS revenue and EUR2.5 million increase in RTS revenue. Refer to below sections for further details.
Our Total revenue decreased by EUR23.1 million or 21.0%, to EUR86.7 million for the three months ended December 31, 2022, from EUR109.8 million for the three months ended December 31, 2019, as a result of the EUR29.2 million decrease in TFSS revenue, EUR0.1 million increase in AVPS revenue and EUR6.1 million increase in new revenue from RTS.
Our Total revenue increased by EUR137.9 million or 158.9% to EUR224.7 million for the nine months ended December 31, 2022, from EUR86.8 million for the nine months ended December 31, 2021, as a result of the EUR104.9 million increase in TFSS revenue, a EUR28.1 million increase in AVPS revenue and EUR4.9 million increase in RTS revenue.
Our Total revenue decreased by EUR112.8 million or 33.4%, to EUR224.7 million for the nine months ended December 31, 2022, from EUR337.5 million for the nine months ended December 31, 2019, as a result of the EUR121.9 million decrease in TFSS revenue, EUR5.0 million decrease in AVPS revenue and EUR14.1 million increase in new revenue from RTS.
The revenue of our TFSS reporting segment increased by EUR35.0 million or 119.1% to EUR64.4 million for the three months ended December 31, 2022, from EUR29.4 million for the three months ended December 31, 2021. This increase reflects the ongoing recovery of the tourism industry as a result of phasing out travel restrictions and tourists taking the opportunity to travel during the reporting period.
The revenue of our TFSS reporting segment decreased by EUR29.2 million, or 31.2%, to EUR64.4 million for the three months ended December 31, 2022, from EUR93.6 million for the three months ended December 31, 2019. This decrease is linked to the disruption of the travel and tourism industry caused by the COVID-19 outbreak, currently more prominent at origin countries, such as Southeast Asia and China combined with effects of the UK’s decision to abolish the Tax Free Shopping scheme.
The revenue of our TFSS reporting segment increased by EUR104.9 million or 170.6% to EUR166.4 million for the nine months ended December 31, 2022, from EUR61.5 million for the nine months ended December 31, 2021. This increase reflects the ongoing recovery of the tourism industry as a result of pandemic restrictions being lifted consequence of population being immunized and consequently, governments having the conditions to remove travel restrictions and tourists taking the opportunity to travel during the reporting period.
The revenue of our TFSS reporting segment decreased by EUR121.9 million, or 42.3%, to EUR166.4 million for the nine months ended December 31, 2022, from EUR288.3 million for the nine months ended December 31, 2019. This decrease, largely in line with the decline of TFSS SiS, is linked to the disruption of the travel and tourism industry caused by the COVID-19 outbreak, currently more prominent at origin countries, such as Southeast Asia and China.
The revenue of our AVPS reporting segment increased by EUR10.3 million or 175.5% to EUR16.2 million for the three months ended December 31, 2022, from EUR5.9 million for the three months ended December 31, 2021. This revenue increase is directly in line with the AVPS SiS increase for the same period.
The revenue of our AVPS reporting segment increased by EUR0.1 million, or 0.4%, to EUR16.2 million for the three months ended December 31, 2022, from EUR16.1 million for the three months ended December 31, 2019. This revenue increase is a consequence of the higher performance of financial acquiring in Australia, that has lower exposure to international travelers and it is performing above pre-Covid levels as well as new AVPS business in

Cyprus, Japan, Morocco. and Singapore. The Revenue increased at lower pace when compared to Sales in Store due to lower margin of the Acquiring business in Australia which is outperforming currency conversion services.
The revenue of our AVPS reporting segment increased by EUR28.1 million or 175.3% to EUR44.1 million for the nine months ended December 31, 2022, from EUR16.0 million for the nine months ended December 31, 2021. This revenue increase is directly in line with the AVPS SiS increase for this reported period.
The revenue of our AVPS reporting segment decreased by EUR5.0 million, or 10.2%, to EUR44.1 million for the nine months ended December 31, 2022, from EUR49.1 million for the nine months ended December 31, 2019. This revenue decrease is still a consequence of the travel disruptions caused by the COVID-19 outbreak.
The revenue of our RTS reporting segment increased by EUR2.5 million, or 69.8% to EUR6.1 million for the three months ended December 31, 2022, from EUR3.6 million for the three months ended December 31, 2021. The revenue increase from this reporting segment follows the performance of the RTS SiS increase for this reported period combined with revenue increases resulting from the business combination with ShipUp.
The revenue of our RTS segment for the three months ended December 31, 2022 was EUR6.1 million and results from the business combination of ZigZag Global (acquired in March 2021), Yocuda (acquired in September 2021) and ShipUp (acquired in October 2022), thus no historical data to compare for the three months ended December 31, 2019.
The revenue of our RTS reporting segment increased by EUR4.9 million, or 53.0% to EUR14.1 million for the nine months ended December 31, 2022, from EUR9.3 million for the nine months ended December 31, 2021. The revenue increase from this reporting segment follows the performance of the RTS SiS as well as incremental revenues from business combination with ShipUp.
The revenue of our RTS segment for the nine months ended December 31, 2022 was EUR14.1 million and results from the business combination of ZigZag Global (acquired in March 2021), Yocuda (acquired in September 2021) and ShipUp (acquired in October 2022), thus no historical data to compare for the nine months ended December 31, 2019.
Operating expenses
The table below provides the key breakdown of the operating expenses:

Periodic	Three Months Ended December 31			Nine Months Ended December 31
	2022	2021	2019	2022	2021	2019
	(in EUR millions)			(in EUR millions)
Total operating expenses	(77.5)	(58.3)	(98.8)	(220.4)	(150.6)	(289.3)
Amortization of intangible assets acquired through business combinations	(1.0)	(8.8)	(18.6)	(13.4)	(38.8)	(55.8)
Other depreciation and amortization	(9.2)	(10.1)	(10.1)	(27.0)	(30.3)	(27.8)
Depreciation and amortization	(10.2)	(19.0)	(28.7)	(40.5)	(69.2)	(83.6)
Exceptional items	(4.6)	(3.7)	(3.8)	(11.9)	13.1	(13.0)
Adjusted operating expenses (excluding exceptional items, depreciation and amortization)	(62.6)	(35.6)	(66.3)	(168.0)	(94.6)	(192.8)
Variable adjusted operating expenses(1)	(22.1)	(7.4)	(25.6)	(56.8)	(18.7)	(72.4)
Fixed adjusted operating expenses(2)	(40.5)	(28.2)	(40.7)	(111.2)	(75.9)	(120.4)

(1) Variable Adjusted Operating Expenses (excluding exceptional items, depreciation and amortization) are the operating expenses that vary with volume
(2) Adjusted Fixed Operating Expenses refers to total operating expenses, excluding exceptional items, depreciation and amortization and Variable adjusted operating expenses.

Total operating expenses
Our Total operating expenses increased by EUR19.2 million, or 33.0% to EUR77.5 million for the three months ended December 31, 2022, from EUR58.3 million for the three months ended December 31, 2021. This increase is mainly driven by higher adjusted operating expenses and higher exceptional items expenses partially offset by lower amortization of intangible assets acquired through business combinations.
Our Total operating expenses decreased by EUR21.3 million, or 21.5%, to EUR77.5 million for the three months ended December 31, 2022, from EUR98.8 million for the three months ended December 31, 2019. This decrease is driven by lower amortization of intangible assets acquired through business combinations and lower adjusted operating expenses offset by higher exceptional items expenses.
Our Total operating expenses increased by EUR69.7 million, or 46.3%, to EUR220.4 million for the nine months ended December 31, 2022, from EUR150.6 million for the nine months ended December 31, 2021. This increase is driven by higher adjusted operating expenses and higher exceptional items expenses, partially offset by decreased amortization of intangible assets acquired through business combinations.
Our Total operating expenses decreased by EUR68.9 million, or 23.8%, to EUR220.4 million for the nine months ended December 31, 2022, from EUR289.3 million for the nine months ended December 31, 2019. This decrease is driven by lower amortization of intangible assets acquired through business combination and lower adjusted operating expenses, offset by higher exceptional items expenses.

Depreciation and amortization
Our depreciation and amortization decreased by EUR8.7 million, or 46.0%, to EUR10.2 million for the three months ended December 31, 2022, from EUR19.0 million for the three months ended December 31, 2021 mainly driven by amortization of intangible assets acquired through business combinations (see below for further details).
Our depreciation and amortization decreased by EUR18.4 million, or 64.3%, to EUR10.2 million for the three months ended December 31, 2022, from EUR28.7 million for the three months ended December 31, 2019 mainly driven by amortization of intangible assets acquired through business combinations (see below for further details).
Our depreciation and amortization decreased by EUR28.7 million, or 41.5%, to EUR40.5 million for the nine months ended December 31, 2022, from EUR69.2 million for the nine months ended December 31, 2021 mainly driven by amortization of intangible assets acquired through business combinations (see below for further details).
Our depreciation and amortization decreased by EUR43.1 million, or 51.6%, to EUR40.5 million for the nine months ended December 31, 2022, from EUR83.6 million for the nine months ended December 31, 2019 mainly driven by amortization of intangible assets acquired through business combinations (see below for further details).
Our amortization of intangible assets acquired through business combinations decreased by EUR7.8 million or 88.2%, to EUR1.0 million for the three months ended December 31, 2022, from EUR8.8 million for the three months ended December 31, 2021. This decrease is due to some of Global Blue’s Customer Relationship assets acquired through business combinations having reached the end of their useful lives, partially offset by new amortization on assets from the businesses acquired in the RTS segment.
Our amortization of intangible assets acquired through business combinations decreased by EUR17.6 million or 94.4% to EUR1.0 million for the three months ended December 31, 2022, from EUR18.6 million for the three months ended December 31, 2019. This decrease is due to the Currency Select Intangible Assets acquired through the business combination as well as certain Global Blue Customer Relationship assets having reached the end of their useful lives, partially offset by new amortization on assets from the businesses acquired in the RTS segment.
Our amortization of intangible assets acquired through business combinations decreased by EUR25.4 million or 65.4%, to EUR13.4 million for the nine months ended December 31, 2022, from EUR38.8 million for the nine months ended December 31, 2021. This decrease is due to some of Global Blue’s Customer Relationship assets acquired through business combinations having reached the end of their useful lives, partially offset by new amortization on assets from the businesses acquired in the RTS segment.
Our amortization of intangible assets acquired through business combinations decreased by EUR42.4 million or 75.9% to EUR13.4 million for the nine months ended December 31, 2022, from EUR55.8 million for the nine months ended December 31, 2019. As per above, this decrease is due to the Currency Select Intangible Asset acquired through the business combination as well as certain Global Blue Customer Relationship assets having reached the end of their useful lives, partially offset by new amortization on assets from the businesses acquired in the RTS segment.
Our other depreciation and amortization decreased by EUR0.9 million or 9.2% to EUR9.2 million for the three months ended December 31, 2022, from EUR10.1 million for the three months ended December 31, 2021. This decrease is driven by lower depreciation expenses linked to reduced capitalized contracts as part of the Company’s objective to reduce operational expenses as well as lower amortization expenses, the result of the Group’s reduced expenditures since the start of the pandemic.
Our other depreciation and amortization decreased by EUR0.9 million or 8.5% to EUR9.2 million for the three months ended December 31, 2022, from EUR10.1 million for the three months ended December 31, 2019. This decrease is driven by lower depreciation expenses linked to reduced capitalized contracts as well as lower amortization expenses, the result of the Group’s reduced expenditures since the start of the pandemic.

Our other depreciation and amortization decreased by EUR3.3 million or 10.9% to EUR27.0 million for the nine months ended December 31, 2022, from EUR30.3 million for the nine months ended December 31, 2021. This decrease is driven by lower depreciation expenses linked to reduced capitalized contracts as part of the Company’s objective to reduce operational expenses as well as lower amortization expenses, the result of the Group’s reduced expenditures since the start of the pandemic.
Our other depreciation and amortization decreased by EUR0.7 million or 2.7% to EUR27.0 million for the nine months ended December 31, 2022 from EUR27.8 million for the nine months ended December 31, 2019. This decrease is driven by lower depreciation expenses linked to reduced capitalized contracts as well as lower amortization expenses, the result of the Group’s reduced expenditures since the start of the pandemic.

Exceptional items
Our exceptional items amounted to an expense of EUR4.6 million for the three months ended December 31, 2022. The expenses related mainly to charges of i) EUR1.8 million of Corporate restructuring expenses of which EUR0.8 million relates to ShipUp transaction costs and ii) EUR1.6 million of Share based payments of which EUR1.0 million relates to the ShipUp transaction.
Our exceptional items amounted to an expense of EUR3.7 million for the three months ended December 31, 2021, mostly driven by i) EUR1.8 million from Share based payments and ii) EUR1.3 million from the Change in fair value of warrants and put options due to EUR0.7 million originating from the changes in fair value of the put options of ZigZag Global and Yocuda and EUR0.6 million related to the changes in fair value of the warrants.
Our exceptional items amounted to an expense of EUR3.8 million for the three months ended December 31, 2019. The expenses related mainly to i) EUR1.9 million of Share based payments which is a non-cash shared-based revaluation charge for change in fair value of the liability for share-based payments recognized according to IFRS 2.
Our exceptional items amounted to an expense of EUR11.9 million for the nine months ended December 31, 2022. The expenses related mainly to i) EUR7.4 million of Share based payments ii) EUR4.2 million of Business restructuring expenses of which EUR3.2 million are related to Russia TFS discontinuation, iii) EUR2.3 million of Corporate restructuring expenses related to the activity of warrants restructuring and iv) partially offset by a benefit coming from EUR4.5 million of Change in fair value of warrants and put options of which EUR2.3 million related to the change in fair value of the put options of ZigZag Global and Yocuda and EUR2.3 million related to the changes in fair value of the warrants.
Our exceptional items amounted to a benefit of EUR13.1 million for the nine months ended December 31, 2021. The positive effect corresponds mainly to i) a gain of EUR9.9 million from the Change in fair value of warrants and put options of which EUR13.2 million relates to the change in fair value of the warrants partially offset by an expense of EUR2.4 million related to fair value of a Put Option of Yocuda ii) the release of an Earn-out provision of EUR9.6 million linked to the business combination with ZigZag Global, partially offset by iii) EUR4.0 million of Share based payments and EUR1.1 million of Business restructuring expenses related to workforce reduction.
Our exceptional items amounted to an expense of EUR13.0 million for the nine months ended December 31, 2019. The expenses related mainly to i) Corporate restructuring expenses of EUR6.7 million and ii) Share based payments of EUR3.1 million.

Adjusted Operating expenses (excluding exceptional items, depreciation and amortization)
Our Adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR27.0 million, or 76.0%, to EUR62.6 million for the three months ended December 31, 2022, from

EUR35.6 million for the three months ended December 31, 2021. This increase is attributable to a EUR14.7 million (EUR13.0 million if excluding the impact of RTS) increase in variable adjusted operating expenses driven by increased volumes and EUR12.3 million, or 43.6% (EUR10.3 million, or 39.6% if excluding the impact of RTS) increase in fixed adjusted operating expenses.
Our Adjusted operating expenses (excluding exceptional items, depreciation and amortization) decreased by EUR3.7 million, or 5.6%, to EUR62.6 million for the three months ended December 31, 2022, from EUR66.3 million for the three months ended December 31, 2019. The decrease is attributable to a EUR3.5 million, or 13.8% (EUR7.5 million, or 29.1% if excluding the impact of RTS) decrease in variable adjusted operating expenses mainly driven by volume-related costs and a EUR0.2 million, or 0.4% (EUR4.4 million, or 10.9% if excluding the impact of RTS) decrease in fixed adjusted operating expenses due to the cost savings program implemented by management as a result of the COVID-19 outbreak.
Our Adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR73.4 million, or 77.6%, to EUR168.0 million for the nine months ended December 31, 2022, from EUR94.6 million for the nine months ended December 31, 2021. This increase is mainly attributable to a EUR38.1 million (EUR35.4 million if excluding the impact of RTS) increase of variable adjusted operating expenses driven by increased volumes and a EUR35.3 million, or 46.5% (EUR31.8 million, or 45.4% if excluding the impact of RTS) increase in fixed adjusted operating expenses.
Our Adjusted operating expenses (excluding exceptional items, depreciation and amortization) decreased by EUR24.7 million, or 12.8%, to EUR168.0 million for the nine months ended December 31, 2022, from EUR192.8 million for the nine months ended December 31, 2019. The decrease is attributable to EUR15.6 million, or 21.5% (EUR24.3 million,or 33.6% if excluding the impact of RTS) decrease of variable adjusted operating expenses mainly driven by volume-related costs and EUR9.1 million, or 7.6% (EUR18.5 million, or 15.4% if excluding the impact of RTS) decrease in fixed adjusted operating expenses due to the cost savings program implemented by management as a result of the COVID-19 outbreak.
Our Variable adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR14.7 million, or 200.5% (EUR13.0 million, or 250.5% if excluding the impact of RTS) to EUR22.1 million for the three months ended December 31, 2022, from EUR7.4 million for the three months ended December 31, 2021. This is mainly attributed to the increase in volumes in the same period.
Our Variable adjusted operating expenses (excluding exceptional items, depreciation and amortization) decreased by EUR3.5 million, or 13.8% (EUR7.5 million, or 29.1% if excluding the impact of RTS) to EUR22.1 million for the three months ended December 31, 2022, from EUR25.6 million for the three months ended December 31, 2019. These volume-driven expenses decreased in line with the decrease in Revenue as noted above.
Our Variable adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR38.1 million, or 203.3% (EUR35.4 million, or 279.7% if excluding the impact of RTS) to EUR56.8 million for the nine months ended December 31, 2022, from EUR18.7 million for the nine months ended December 31, 2021. This is mainly attributed to the shortfall in volumes in the same period.
Our Variable adjusted operating expenses (excluding exceptional items, depreciation and amortization) decreased by EUR15.6 million, or 21.5% (EUR24.3 million, or 33.6% if excluding the impact of RTS) to EUR56.8 million for the nine months ended December 31, 2022, from EUR72.4 million for the nine months ended December 31, 2019. These volume-driven expenses decreased in line with the decrease in Revenue as noted above.
Our Fixed adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR12.3 million, or 43.6% (EUR10.3 million, or 39.6% if excluding the impact of RTS) to EUR40.5 million for the three months ended December 31, 2022, from EUR28.2 million for the three months ended December 31, 2021. As noted above, the short term cost saving measures applied by management have now practically ceased (which depending upon the country, the staff furloughing initiatives were reflected in our financial statements as personnel costs savings, or full personnel costs being partially offset by recording the receipt of the government grants) and were gradually replaced by longer-term measures which offset only partially the benefits from the short-term measures. These costs were to a lesser extent also impacted by inflation and costs associated with being listed.
Our Fixed adjusted operating expenses (excluding exceptional items, depreciation and amortization) decreased by EUR0.2 million, or 0.4% (EUR4.4 million, or 10.9% if excluding the impact of RTS) to EUR40.5 million for the three months ended December 31, 2022, from EUR40.7 million for the three months ended December 31, 2019. These savings are mainly the result of the longer term cost-saving measures put in place by management as a consequence of the significant financial impact on the Company as a result of the COVID-19 outbreak partially offset by incremental costs of the new RTS segment, inflation and and costs associated with being listed.
Our Fixed adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR35.3 million, or 46.5% (EUR31.8 million, or 45.4% if excluding the impact of RTS) to EUR111.2 million for the nine months ended December 31, 2022, from EUR75.9 million for the nine months ended December 31, 2021. As noted above, the short term cost saving measures applied by management have now practically ceased (which depending upon the country, the staff furloughing initiatives are recorded in our financial statements as reducing personnel costs, or full personnel costs being partially offset by the receipt of the government grants) and were gradually replaced by longer-term measures which offset only partially the benefits from the short-term measures. These costs were to some extent also impacted by inflation and public company costs.
Our Fixed adjusted operating expenses (excluding exceptional items, depreciation and amortization) decreased by EUR9.1 million, or 7.6% (EUR18.5 million, or 15.4% if excluding the impact of RTS), to EUR111.2 million for the nine months ended December 31, 2022, from EUR120.4 million for the nine months ended December 31, 2019. These savings are mainly the result of the longer term cost-saving measures put in place by management as a consequence of the significant financial impact on the Company as a result of the COVID-19 outbreak.
Net finance costs
Our net finance costs decreased by EUR2.4 million or 39.6% to EUR3.7 million for the three months ended December 31, 2022, from EUR6.2 million for the three months ended December 31, 2021, mainly driven by favorable FX exchange rates partially offset by higher interest costs.
Our net finance costs decreased by EUR4.7 million, or 55.8%, to EUR3.7 million for the three months ended December 31, 2022, from EUR8.4 million for the three months ended December 31, 2019, mainly driven by more favorable FX exchange rates partially offset by higher interest costs.
Our net finance costs increased by EUR8.8 million, or 47.3% to EUR27.6 million for the nine months ended December 31, 2022, from EUR18.7 million for the nine months ended December 31, 2021, mainly due to higher interest expenses and less favorable foreign exchange rates..
Our net finance costs increased by EUR2.9 million, or 11.9%, to EUR27.6 million for the nine months ended December 31, 2022, from EUR24.6 million for the nine months ended December 31, 2019, mainly due to higher interest expenses and less favorable foreign exchange rates..
Income tax benefit/(expense)
Our income tax expense changed by EUR4.8 million to an expense of EUR4.0 million for the three months ended December 31, 2022, compared with a benefit of EUR0.8 million for the three months ended December 31, 2021. The deviation between the two periods is driven by reduced deferred tax benefits linked to improvements on Earnings Before Taxes as well as lower amortization on intangible assets acquired through business combinations.
Our income tax expense changed by EUR8.4 million, or 192.8% to an expense of EUR4.0 million for the three months ended December 31, 2022, compared with an benefit of EUR4.4 million for the three months ended December 31, 2019. The deviation between the two periods is mainly attributable to the decline in Earnings Before Tax as a result of the adverse financial impact caused by the COVID-19 outbreak and reduced amortization on intangible assets acquired through business combinations.

Our income tax expense changed by EUR12.8 million, or 112.3% to an expense of EUR1.4 million for the nine months ended December 31, 2022, compared with a benefit of EUR11.4 million for the nine months ended December 31, 2021. The deviation between the two periods is driven by reduced deferred tax benefit linked to improvements on Earnings Before Taxes as well as lower amortization on intangible assets acquired through business combinations.
Our income tax expense changed by EUR3.2 million or 69.5% to an expense of EUR1.4 million for the nine months ended December 31, 2022, compared with an expense of EUR4.6 million for the nine months ended December 31, 2019. The deviation between the two periods is mainly attributable to the decline in Earnings Before Tax as a result of the adverse financial impact caused by the COVID-19 outbreak and reduced amortization on intangible assets acquired through business combinations.
Profit/(loss) for the period
Our Profit/(Loss) for the period changed by EUR26.3 million, or 105.7% to a profit of EUR1.4 million for the three months ended December 31, 2022, compared with a loss of EUR24.8 million for the three months ended December 31, 2021. The profit for the period reduced as a result of the factors described above, in particular due to recovery of the business.
Our Profit/(Loss) for the period changed by EUR5.5 million to a profit of EUR1.4 million for the three months ended December 31, 2022, compared with a profit of EUR6.9 million for the three months ended December 31, 2019. The profit for the period changed as a result of all the factors described above and with particular relevance, the effect of the business recovery.
Our Profit/(Loss) for the period changed by EUR46.5 million, or 65.4% to a loss of EUR24.6 million for the nine months ended December 31, 2022, compared with a loss of EUR71.1 million for the nine months ended December 31, 2021. The loss for the period reduced as a result of all the factors in the previous sections.
Our Profit/(Loss) for the period changed by EUR43.6 million to a loss of EUR24.6 million for the nine months ended December 31, 2022, compared with a profit of EUR18.9 million for the nine months ended December 31, 2019. The loss for the period changed as a result of the factors described above.

Non-IFRS Measures
Adjusted EBITDA
The table below provides a reconciliation between Profit/(Loss) and Adjusted EBITDA:

	Three Months Ended December 31			Nine Months Ended December 31
	2022	2021	2019	2022	2021	2019
	(in EUR millions)			(in EUR millions)
Profit/(Loss) for the period	1.4	(24.8)	6.9	(24.6)	(71.1)	18.9
Income tax (benefit)/expense	4.0	(0.8)	(4.4)	1.4	(11.4)	4.6
Net finance costs	3.7	6.2	8.4	27.6	18.7	24.6
Exceptional items	4.6	3.7	3.8	11.9	(13.1)	13.0
Depreciation and amortization	10.2	19.0	28.7	40.5	69.2	83.6
Adjusted EBITDA	24.1	3.3	43.4	56.7	(7.8)	144.7
Adjusted EBITDA margin (%)	27.8%	8.4%	39.6%	25.2%	(N/A)	42.9%

Our Adjusted EBITDA increased by EUR20.8 million to a EUR24.1 million profit for the three months ended December 31, 2022 from a EUR3.3 million profit for the three months ended December 31, 2021. This performance is driven by an increase in Revenue of EUR47.8 million linked to the recovery of the travel and tourism sector partially offset by lower savings in adjusted operating expenses, as noted above.
Our Adjusted EBITDA decreased by EUR19.4 million, or 44.6% to a EUR24.1 million profit for the three months ended December 31, 2022, from a EUR43.4 million profit for the three months ended December 31, 2019. This was due to a EUR23.1 million decrease in Revenue linked to the COVID-19 outbreak but partially offset by a EUR3.7 million reduction in Adjusted operating expenses (excluding exceptional items, depreciation and amortization) largely due to lower Variable adjusted operating expenses linked to lower volumes .
Our Adjusted EBITDA increased by EUR64.5 million to a EUR56.7 million profit for the nine months ended December 31, 2022 from a EUR7.8 million loss for the nine months ended December 31, 2021. This performance is driven by an increase in Revenue of EUR137.9 million linked to the recovery of the travel and tourism sector partially offset by lower savings in adjusted operating expenses, as noted above.
Our Adjusted EBITDA decreased by EUR88.0 million, or 60.8% to a EUR56.7 million profit for the nine months ended December 31, 2022, from a EUR144.7 million profit for the nine months ended December 31, 2019. This was due to a EUR112.8 million decrease in Revenue linked to the COVID-19 outbreak but partially offset by a EUR24.7 million reduction in Adjusted operating expenses (excluding exceptional items, depreciation and amortization) in part due to lower volumes and in part due to cost saving measures put in place by management.

	Three Months Ended December 31			Tax effect of above adjustments and exceptional tax items	Nine Months Ended December 31
	2022	2021	2019		2022	2021	2019
	(in EUR millions)				(in EUR millions)
TFSS adjusted EBITDA	40.3	17.2	55.1		99.3	29.8	176.1
AVPS adjusted EBITDA	6.5	2.9	8.0		19.8	7.8	26.9
RTS adjusted EBITDA	(2.2)	(0.8)	—		(3.8)	(2.6)	—
Unallocated costs	(20.6)	(16.1)	(19.6)		(58.6)	(42.8)	(58.4)
Total adjusted EBITDA	24.1	3.3	43.4		56.7	(7.8)	144.7

Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR40.3 million and EUR6.5 million, respectively, and negative EUR2.2 million for our RTS reporting segment, for the three months ended December 31, 2022. Additionally, there were EUR20.6 million of unallocated costs, which are kept at group level and not allocated to our three reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR17.2 million and EUR2.9 million, respectively, and negative EUR0.8 million for our RTS reporting segment for the three months ended December 31, 2021. Additionally, there were EUR16.1 million of unallocated costs, which are kept at group level and not allocated to our three reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR55.1 million and EUR8.0 million, respectively, for the three months ended December 31, 2019. Additionally, there were EUR19.6 million of unallocated costs, which are kept at group level and not allocated to our two reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR99.3 million and EUR19.8 million, respectively, and negative EUR3.8 million for our RTS reporting segment, for the nine months ended December 31, 2022. Additionally, there were EUR58.6 million of unallocated costs, which are kept at group level and not allocated to our three reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR29.8 million and EUR7.8 million, respectively, and negative EUR2.6 million for our RTS reporting segment for the nine months ended December 31, 2021. Additionally, there were EUR42.8 million of unallocated costs, which are kept at group level and not allocated to our three reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR176.1 million and EUR26.9 million, respectively, for the nine months ended December 31, 2019. Additionally, there were EUR58.4 million of unallocated costs, which are kept at group level and not allocated to our two reporting segments.

Adjusted Net Income/(Loss) (Group Share)

	Three Months Ended December 31			Nine Months Ended December 31
	2022	2021	2019	2022	2021	2019
	(in EUR millions)			(in EUR millions)
Profit/(loss) attributable to owners of the parent	0.6	(25.1)	5.5	(26.3)	(71.8)	13.7
Exceptional items	4.6	3.7	3.8	11.9	(13.1)	13.0
Amortization of intangible assets acquired through business combinations	1.0	8.8	18.6	13.4	38.8	55.8
Tax effect of adjustments	0.3	(1.2)	(9.0)	(6.1)	(7.0)	(16.6)
Adjusted net income/(loss) (Group share)	6.6	(13.8)	18.8	(7.1)	(53.1)	65.9
Our Adjusted Net Income/(Loss) (Group Share) improved by EUR20.4 million, or 147.8% to a EUR6.6 million profit for the three months ended December 31, 2022, from a EUR13.8 million loss for the three months ended December 31, 2021.

Our Adjusted Net Income/(Loss) (Group Share) declined by EUR12.2 million, or 65.0% to a EUR6.6 million profit for the three months ended December 31, 2022, from a EUR18.8 million profit for the three months ended December 31, 2019.
Our Adjusted Net Income/(Loss) (Group Share) improved by EUR46.1 million, or 86.7% to a EUR7.1 million loss for the nine months ended December 31, 2022, from a EUR53.1 million loss for the nine months ended December 31, 2021.
Our Adjusted Net Income/(Loss) (Group Share) declined by EUR72.9 million, or 110.7% to a EUR7.1 million loss for the nine months ended December 31, 2022, from a EUR65.9 million profit for the nine months ended December 31, 2019.

Adjusted Effective Tax Rate

Adjusted effective tax rate is defined as the income tax benefit/(expense) adjusted for tax effect of adjustments i) Deferred Income Tax on Amortization of intangible assets acquired through business combinations, ii) Income Tax effect on Exceptional items and iii) Exceptional Tax Items (mainly adjustments with respect of current income tax of previous periods) divided by the adjusted profit/(loss) before tax.

	Three Months Ended December 31			Nine Months Ended December 31
	2022	2021	2019	2022	2021	2019
	(in EUR millions)			(in EUR millions)
(i) Income tax benefit/(expense)	(4.0)	0.8	4.4	(1.4)	11.4	(4.6)
Tax effect of adjustments	0.3	(1.2)	(9.0)	(6.1)	(7.0)	(16.6)
(ii) Adjusted tax expenses	(3.7)	(0.4)	(4.7)	(7.5)	4.4	(21.2)
(iii) Profit/(Loss) before tax	5.5	(25.6)	2.6	(23.2)	(82.6)	23.5
Exceptional items	4.6	3.7	3.8	11.9	(13.1)	13.0
Amortization of intangible assets acquired through business combinations	1.0	8.8	18.6	13.4	38.8	55.8
(iv) Adjusted profit/(loss) before tax	11.1	(13.0)	24.9	2.1	(56.9)	92.3
(i)/(iii) Effective tax rate (%)	73.9%	2.9%	(169.7)%	(6.0)%	13.8%	19.5%
(ii)/(iv) Adjusted effective tax rate (%)	33.4%	(3.4)%	18.7%	354.5%	7.8%	23.0%
Our Adjusted effective tax rate is 33.4% for the three months ended December 31, 2022, up from (3.4)% for the three months ended December 31, 2021. The higher adjusted effective tax rate for the three months ended December 31, 2022 compared to the adjusted effective tax rate for the three months ended December 31, 2021 is mainly driven by interest costs being capped in certain countries reducing its tax deductibility, as well as the change of the Group’s weighting of various jurisdictions with different corporate income tax rates and loss making entities that typically do not recognize deferred tax assets on tax losses, resulting in an overall higher adjusted tax expense in relation to the Adjusted profit before tax.

Our Adjusted effective tax rate is 33.4% for the three months ended December 31, 2022, up from 18.7% for the three months ended December 31, 2019. The higher adjusted effective tax rate for the three months ended December 31, 2022 compared to the adjusted effective tax rate for the three months ended December 31, 2019 is as per above, interest costs being capped for tax deductibility, the change of the Group’s weighting of various jurisdictions with different corporate income tax rates and loss making entities that usually do not recognize deferred tax assets on tax losses.
Our Adjusted effective tax rate is 354.5% for the nine months ended December 31, 2022, up from 7.8% for the nine months ended December 31, 2021. The higher adjusted effective tax rate for the nine months ended December 31, 2022 compared to the adjusted effective tax rate for the nine months ended December 31, 2021 is mainly driven by interest costs that are capped in certain countries, which reduces tax deductibility, as well as the change of the Group’s weighting of various jurisdictions with different corporate income tax rates and loss making entities that typically do not recognize deferred tax assets on tax losses.
Our Adjusted effective tax rate is 354.5% for the nine months ended December 31, 2022, up from 23.0% for the nine months ended December 31, 2019. As per above, this translated into a higher adjusted effective tax rate for the nine months ended December 31, 2022 compared to the adjusted effective tax rate for the nine months ended December 31, 2019 which is driven by interest costs being capped in certain countries, reducing its tax deductibility, as well as the change of the Group’s weighting of various jurisdictions with different corporate income tax rates and loss making entities that typically do not recognize deferred tax assets on tax losses, resulting in an overall increase in Income tax expense.

Liquidity and capital resources
Liquidity describes the ability of a company to generate sufficient cash flows to meet cash requirements of its business operations, including working capital needs, capital expenditure, debt interest and service, acquisitions, other commitments, and contractual obligations. Our principal sources of liquidity include cash flow from operating activities, cash and cash equivalents on our statement of financial position and amounts available under our revolving credit facilities, bank overdraft facilities and the Supplementary Liquidity Facility. We consider liquidity in terms of the sufficiency of these resources to fund our operating, investing, and financing activities for a period of twelve months. The objective of our capital management is to have sufficient liquidity and to stay within financial and maintenance covenants in order to fulfil our obligations to our creditors.
Our cash flow from operating activities is generated primarily from revenue from VAT refunds. Revenue is generated when an international shopper is refunded, which at first triggers a cash outflow. The cash outflow mirrors a subsequent collection of VAT by Global Blue and payment of revenue share by Global Blue to merchants, which can take several weeks or months until cash is received. As a result, we experience cash flow seasonality throughout the year, with a larger net working capital need (and corresponding cash outflow) during the summer months, when international shoppers travel more frequently.
In periods of travel disruptions, such as it was with the COVID-19 outbreak, Global Blue’s cash generation during the first few months increases as a result of (i) a reduction in cash outflow for VAT refunds to international shoppers and (ii) cash inflow from VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions. Upon a longer travel disruption, the cash balance gradually decreases as a result of (i) the lack of cash inflow from TFS processing fees due to the lack of new TFS transactions, (ii) cash outflows to settle longer-dated merchant payables and (iii) monthly cash expenditures; for details on the working capital, see below sub-section “Net Working Capital”.
As the impact of the COVID-19 outbreak softened and international travel and global economic activity started to recover, Global Blue experienced a gradual volume growth, which led to an increase of net working capital requirements, and consequently, liquidity requirements. Between April 2021 and March 2022, our net working capital needs increased by EUR47.1 million largely driven by the increased volumes as the business recovered from the COVID-19 outbreak and this increase was funded by cash and cash equivalents in our statement of financial position. Between March 2022 and December 31, 2022, our net working capital needs increased by a further EUR43.1 million driven mainly by increased volumes due to recovery of COVID-19. This increase has been funded initially by the utilization of the Supplemental Liquidity Facility (“SLF”) and subsequently with extra funds from the investment agreement with CK Opportunities Fund I, LP, (“Certares”). Given the global and evolving nature of the COVID-19 outbreak and its impact on the international travel and extra-regional shopping sectors, the level of our working capital is expected to be a function of the volumes (volume increases will lead to higher working capital needs and decreases will lead to reduced working capital needs) and therefore the needs for the next twelve months cannot be accurately quantified at this time.
We may need further cash resources to, among others, further fund our working capital requirements, make capital expenditures, meet debt service requirements and interest payments under our indebtedness, fund general corporate uses, and, in certain cases, expand our business through acquisitions. Our future capital requirements will depend on many factors, such as the pace at which government policies change (i.e., new TFS countries, reduction in minimum purchase amounts), spending on product roll-out, and changes in consumer demand linked to relative foreign exchange movements. As detailed in “Capital Expenditure”, we have made no firm commitments with respect to future investments.
As of December 31, 2022, the Group had cash and cash equivalents of EUR233.5 million, which were predominantly held in Euro. Approximately EUR3.8 million of the company’s cash and cash equivalents are held in subsidiaries which are situated in countries where centralization of cash is restricted. As of December 31, 2022, Global Blue had additional available liquidity of EUR12.5 million consisting of EUR11.6 million of uncommitted local credit lines and RCF availability of EUR0.9 million.
As of December 31, 2022, the Group had EUR786.3 million of interest-bearing loans and borrowings recorded on its statement of financial position, consisting of EUR624.9 million in long-term financing (borrowings of EUR630.0 million less EUR5.1 million of capitalized financing fees), EUR99.0 million drawn on the revolving credit facility, EUR61.9 million of the SLF and EUR0.5 million in other bank overdraft facilities.
The Company believes that its cash and cash equivalents are sufficient to meet the liquidity needs and fund necessary capital expenditure for at least the next 12 months from the date of this report. Given that the exact timing and pace of the revenue recovery to pre-COVID-19 levels are based on the uncertainties and related macro effects as opposed to company-specific factors, Global Blue considered a range of potential recovery scenarios in formulating this view. See “Net Working Capital” for further discussion of net working capital movements, particularly in slowdowns like that experienced during the COVID-19 outbreak.

Cash Flow
The following table shows our consolidated cash flows from/(used in) operating, investing and financing activities for the periods presented:

	Nine Months Ended December 31
	2022	2021	2019
	(in EUR millions)
Net cash from/(used in) operating activities	(22.4)	(66.6)	116.4
Net cash from/(used in) in investing activities	(59.9)	(19.8)	(27.8)
Net cash from/(used in) financing activities	262.2	(9.8)	(19.0)
Net foreign exchange differences	1.6	1.3	(0.6)
Net increase/(decrease) in cash and cash equivalents	181.5	(94.9)	69.0
Cash and cash equivalents at the beginning of the year	51.7	182.8	104.1
Cash and cash equivalents at the end of the year	233.5	89.1	172.5
Net change in bank overdraft facilities	0.2	1.2	(0.6)
Net change in cash and cash equivalents	181.5	(94.9)	69.0
Cash flow from/(used in) operating activities
Net cash from/(used in) operating activities consists of profit before tax, as adjusted for depreciation and amortization, net finance costs, other non-cash items, income tax paid, interest paid, and changes in net working capital.
Net cash used in operating activities was EUR22.4 million for the nine months ended December 31, 2022 driven by an outflow of net working capital of EUR43.1 million. See “Net Working Capital” for further details on net working capital movement drivers.
Net cash used in operating activities was EUR66.6 million for the nine months ended December 31, 2021, driven by an outflow of net working capital of EUR41.6 million; see “Net Working Capital” for further details on net working capital movement drivers as well as the negative operating results; adjusted EBITDA was negative by EUR7.8 million.
Net cash from operating activities was EUR116.4 million for the nine months ended December 31, 2019, primarily due to the profit generated in the period as well as an inflow of net working capital of EUR23.6 million attributable to the low season where typically Global Blue unwinds working capital (see “Net Working Capital” below).

Cash flow from/(used in) investing activities
Net cash flow from/(used in) investing activities consists of purchases of tangible and intangible a ssets, payments for capitalized intangible assets, as well as acquisitions and divestitures of subsidiaries and non-current financial assets intended to generate profit in the future.
Net cash used in investing activities was EUR59.9 million for the nine months ended December 31, 2022 driven by an outflow of EUR32.2 million from the Acquisition of subsidaries net of cash aquired related to the business combination with ShipUp, EUR17.2 million for internally generated intangible assets, EUR3.5 million of acquisition of non-current financial assets for participation in Reflaunt of EUR2.0 million as well as a deposit guarantee with a refunding agent of EUR1.2 million and EUR3.5 million of purchase of tangible assets.
Net cash used in investing activities was EUR19.8 million for the nine months ended December 31, 2021 primarily driven by an outflow of EUR14.2 million for internally generated intangible assets and EUR3.0 million from Acquisition of subsidiaries net of cash acquired related to the business combination with Yocuda.

Net cash used in investing activities of EUR27.8 million for the nine months ended December 31, 2019 was driven by an outflow of EUR22.1 million from the Purchase of intangible assets and also due to a EUR5.3 million outflow related to the Acquisition of non-current financial assets.

Cash flow from/(used in) financing activities
Net cash from/(used in) financing activities consists of proceeds from the issuance of share capital, principal elements of lease payments, and proceeds from borrowings.
Net cash from financing activities was EUR262.2 million for the nine months ended December 31, 2022 related to net Proceeds from issuance of share capital of EUR215.2 million of CK Opportunities Fund I, LP (“Certares”), EUR60.3 million of Proceeds from loans and borrowings due to shareholders, partially offset by EUR8.0 million of Principal elements of lease payments and EUR4.9 million of costs associated with the of issuance of share capital.
Net cash used in financial activities of EUR9.8 million for the nine months ended December 31, 2021 is related to EUR9.4 million in Principal elements of lease payments.
Net cash used in financing activities is EUR19.0 million for the nine months ended December 31, 2019 mainly driven by the EUR12.1 million in payments related to Principal elements of lease payments, EUR4.8 million of Dividends paid to non-controlling interests and EUR2.1 million in Acquisition of shares and NC-PECs issued by subsidiaries.

Net Working Capital
In Global Blue’s TFSS business, its net working capital is driven by the timing of the payments that Global Blue makes to merchants and international shoppers, and the timing of the payments that Global Blue receives from merchants and tax authorities, which makes Global Blue’s net working capital sensitive to short-term, month-to-month volume movements. Unless international shoppers wish to be refunded through a credit card refund or another refund method (such as in-store or downtown refunds), Global Blue typically refunds international shoppers in cash after they have validated their tax-free transaction at customs, and before Global Blue receives the VAT back from the merchants, which typically happens approximately 30 days after the VAT refund is paid to the international shopper. Global Blue typically pays the merchant a percentage of the transaction fee and their commission, only after having received 100% of the VAT back from the merchant, approximately 100 days after the VAT refund is collected.
When Global Blue experiences rapid month-on-month volume growth, for instance assuming a quick recovery in international travel after the COVID-19 outbreak, this would lead to a short-term, temporary surge of its net working capital to fund the rapid volume increase in VAT refunds. Very large movements in Global Blue’s net working capital position could have a significant effect on its business and financial condition, if Global Blue is unable to finance, internally or externally, the net working capital needs, due to the timing impact of when Global Blue refunds the VAT (net of transaction fees) to the international shopper versus when it collects the VAT from the merchants and tax authorities.
Where Global Blue invoices the tax authority directly for the VAT refund, it experiences no credit risk (as the counterparties are governments). Where Global Blue invoices the merchant, however, it is exposed to credit risk for a few weeks, since it refunds international shoppers first before invoicing the merchant. Nevertheless, given the high-quality credit profile of Global Blue’s portfolio of merchants, the associated credit risk and potential losses have historically been minimal. In addition, due to Global Blue’s simultaneous payables to merchants in relation to the transaction fees, its net exposure to credit risk is further limited.

While revenue does not significantly fluctuate throughout the year, Global Blue’s net working capital follows seasonal trends, since a significant part of its business serves the leisure segment of the travel industry, which is seasonal in nature. Global Blue’s net working capital increases as business volumes increase, and Global Blue’s net working capital is the highest during the summer season, since passenger volumes tend to increase during the summer holidays in the Northern Hemisphere. Conversely, Global Blue’s net working capital decreases rapidly after the summer holidays, as Global Blue releases net working capital that has built up during the summer. However, as a result of the predictable seasonality, in a normal environment, of Global Blue’s net working capital, it would expect the year-end position to be broadly neutral, absent of any significant change in travel flows.
Global Blue’s net working capital balance is composed of trade receivables, other current receivables and prepaid expenses, less trade payables, other current liabilities, and accrued liabilities. Outlined below is the change in net working capital, as recognized in the cash flow statement.
Global Blue recorded a net working capital outflow of EUR43.1 million for the nine months ended December 31, 2022. The outflow observed reflects an increase of trade receivables which are entirely driven by higher TFS Refunding activity mainly in France, Italy, and Spain, as a result of the continued recovery of the COVID-19 outbreak.
Global Blue recorded a net working capital outflow of EUR41.6 million for the nine months ended December 31, 2021. The outflow observed reflects in one hand, a reduction of its payables in the first part of the period, including a payment to French tax authorities of EUR6.7 million, as well as payments that benefited from deferrals linked to the Covid-19 outbreak, and an increase of trade receivables in August and September 2021, which is the result of the combination of traditional high season period with the gradual recovery of the COVID-19 outbreak impacts.
Global Blue recorded an outflow of EUR23.6 million for the nine months ended December 31, 2019. In a pre-COVID-19 environment, from March to September, typically Global Blue ties in working capital linked to the high season. That is because Global Blue refunds tourists upfront and typically, after 30 days on average, collects the VAT from its merchants or authorities. Then, November to December the Company unwinds significantly working capital due to low season volumes thus the net inflow of working capital in the period.

Capital Expenditure
Global Blue defines capital expenditure as purchases of property, plant and equipment (such as machinery, equipment and computers) and intangible assets (such as trademarks, customer relationships and software).
Global Blue’s capital expenditure increased by EUR7.3 million, or 46.5% to EUR23.1 million for the nine months ended December 31, 2022 from EUR15.7 million for the nine months ended December 31, 2021. Of the EUR7.3 million increase, EUR4.5 million related to payments for capitalized intangible assets and increase of EUR2.1 million related to property, plant and equipment.
Global Blue’s capital expenditure decreased by EUR2.7 million, or 10.3% to EUR23.1 million for the nine months ended December 31, 2022 from EUR25.7 million for the nine months ended December 31, 2019. The majority of the EUR2.7 million decrease related to a EUR2.5 million decrease in intangible assets (purchases and capitalization) and a EUR0.1 million decrease in property, plant and equipment purchases.
We have made no material firm commitments with respect to our principal future investments.

Banking Facilities and Loans
Overview and structure
The Facilities
On October 25, 2019, certain entities of Global Blue entered into a facilities agreement (the “Facilities Agreement”) with, among others, Bank of America Merrill Lynch International Designated Activity Company, Barclays Bank PLC, BNP Paribas (Suisse) S.A., J.P. Morgan Securities PLC, Morgan Stanley Bank International Limited and Royal Bank of Canada, as mandated lead arrangers, and RBC Europe Limited, as agent. On January 14, 2020, the Facilities Agreement was amended and restated by an amendment letter entered into with, among others, BNP Paribas (Suisse) S.A., Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank International Limited, Royal Bank of Canada, Bank of America Merrill Lynch International Designated Activity Company, Barclays Bank PLC, Credit Suisse International and JPMorgan Chase Bank N.A., London branch, as amendment participating lenders, and RBC Europe Limited, as agent and security agent. The Facilities Agreement governs the EUR630.0 million million term loan facility (the “Term Loan Facility”) and the EUR100.0 million revolving credit facility (the “Revolving Credit Facility”) (in combination named as the “Facilities”). The Revolving Credit Facility includes a swingline sub-facility which allows up to EUR20.0 million of the Revolving Credit Facility to be utilized by way of euro-denominated swingline loans. The Facilities are senior secured and governed by English law.
On August 28, 2020, Global Blue drew down EUR630.0 million from the Term Loan Facility and EUR99.0 million from the Revolving Credit Facility (see “Indebtedness”).

Supplemental Liquidity Facility (“SLF”)
Under the loan agreement dated September 30, 2020 and amended November 22, 2021 governing the Supplemental Liquidity Facility (the “Loan Agreement”), Globetrotter and Cayman Holdings (together, the “Lenders”) provided more Liquidity Loans to Global Blue or one of its subsidiaries (the “Borrower”) of up to USD75.0 million. Upon written request by the Borrower and on the terms and subject to the conditions set forth in the Loan Agreement, the Liquidity Loans are available to the Borrower to either i) cure or avoid an expected breach of the financial covenant under the Facilities Agreement or ii) to finance in good faith the actual liquidity needs of Global Blue.
The Liquidity Loans are postponed and subordinated to all liabilities and obligations of the Borrower under the Facilities Agreement and rank at least pari passu with the claims of all of the Borrower’s other present or future unsecured and unsubordinated creditors, except for obligations mandatorily preferred by laws applying to companies generally. The Liquidity Loans were available to the Borrower to the closing date until (and including) Feb 28, 2024.
On April 1, 2022 the Group drew USD20 million (EUR18.0 million) of the SLF and on April 19, 2022 drew an additional USD45 million (EUR41.4 million) to fund working capital needs of the Group.

Purpose
Global Blue has used the funds obtained by the Term Loan Facility, together with the available cash to the extent needed, to reimburse the principal amount and the interest accrued but not yet paid on its historic indebtedness, as well as to pay related fees, costs and expenses (including certain of those relating to the public listing in August 2020). The Revolving Credit Facility replaced the historic credit facility and is available, among others, to finance or refinance working capital and/or for general corporate purposes of Global Blue (see “Net Working Capital”).

In addition, an inter-creditor agreement governs the relationships between creditors under the Facilities Agreement. The Facilities are secured by certain collateral. See “Collateral” below.
Global Blue has used the funds drawn in April 2022 to fund the working capital needs as the business started to recover from the disruption caused by the pandemic.

Maturity and prepayment
The final repayment date for the Facilities Agreement is August 28, 2025.
The Facilities Agreement provides for each lender to require a cancellation of its commitments and a prepayment of its loans under the Facilities in the case of a change of control or a sale of all or substantially all of the businesses and assets of Global Blue to persons who are not members of Global Blue. A change of control will occur if any person or group of persons acting together who do not control Global Blue at such time acquire, directly or indirectly, beneficially more than 50% of the issued voting share capital of Global Blue other than certain permitted holders, including, among others, certain existing equity investors of Global Blue.
The Facilities Agreement also contains a standard mandatory prepayment provision in the event that it becomes illegal for a lender to fulfil any of its obligations under the Facilities Agreement. The Facilities Agreement also provides for voluntary prepayment of the Facilities at any time, with prior notice and without any prepayment penalty.
The Supplemental Facility Agreement will be required to be repaid in full by the Borrower on the earlier of (i) the date falling on the second anniversary of the date of the initial utilization of that Loan and (ii) February 28, 2024 (each term as defined in the Facilities Agreement).

Interest
The Term Loan Facility provides for a variable interest rate, equal to EURIBOR for the period (with a zero floor) plus a spread of 2.75% per annum (the “TL Margin”), subject to mechanisms of increase or decrease depending on Global Blue’s leverage.
The Revolving Credit Facility provides for a variable interest rate to be paid on drawings, equal to EURIBOR for the period (with a zero floor) or, with reference to amounts used in currencies other than euro, to the LIBOR for the period (or other LIBOR replacement rate), plus a spread of 2.50% per annum (the “RCF Margin”), subject to mechanisms of increase or decrease depending on Global Blue’s leverage ratio.
Due to the prolonged period of low interest rates and the expectation that they will not reach abnormally high levels over the period of the facility, the company has no financial instruments to hedge the interest rate risks associated with the indebtedness under the Facilities Agreement.
The specific level of increase or decrease in the TL Margin and the RCF Margin, respectively, depending on the Company’s leverage (i.e., the ratio between total net indebtedness and Consolidated Pro Forma EBITDA - see “Main undertakings” below) is shown below:

Company’s Leverage	TL Margin	RCF Margin
Higher than 4.00:1	2.75%	2.50%
Equal to or less than 4.00:1 but higher than 3.50:1	2.25%	2.00%
Equal to or less than 3.50:1 but higher than 3.00:1	2.00%	1.75%
Equal to or less than 3.00:1 but higher than 2.50:1	1.75%	1.50%
Equal to or less than 2.50:1 but higher than 2.00:1	1.50%	1.25%
Equal to or less than 2.00:1 but higher than 1.50:1	1.25%	1.00%
Equal to or less than 1.50:1	1.00%	0.75%

Interest on the Liquidity Loans accrues at a rate of 2.75% per annum, or such other minimum safe harbor rate as may be applicable from time to time at the start of each interest period based on the principal amount and currency of the Liquidity Loans, as published by the Swiss tax authorities. Interest accrues and is to be paid by the Borrower at the end of each six-month interest period of the Liquidity Loans, unless the Borrower elects that interest for such interest period shall capitalize and be added to the outstanding principal amount.

Main undertakings
As is customary for financing transactions of similar complexity and nature, the Facilities Agreement sets forth covenants which will restrict Global Blue to permitted activities and provide for general and specific information undertakings, which must be reported to the lenders, including, among others, with respect to: (i) annual and semi-annual reporting obligations; (ii) semi-annual compliance with a leverage ratio test starting on September 30, 2021 (defined as the ratio between total net indebtedness to Consolidated Pro Forma EBITDA and calculated on a rolling 12-month basis) not to exceed 5.00:1 on September 30, 2021 and March 31, 2022, 4.75:1 on September 30, 2022 and March 31, 2023, and 4.50:1 on September 30, 2023 and March 31, 2024, 4.25:1 on September 30, 2024 and March 31, 2025, 3.50:1 on September 30, 2025 and each financial half-year ending thereafter; (iii) prohibitions of substantial changes in the business of Global Blue; (iv) compliance with all applicable laws; (v) negative pledge obligations; (vi) prohibition to carry out disposals; (vii) incurrence of indebtedness by non-obligors; and (viii) prohibitions on undertaking any amalgamation, de-merger, merger or corporate reconstruction (other than the business combination).
However, on February 3, 2021, to preserve financial flexibility in light of the ongoing COVID-19 outbreak, Global Blue obtained a waiver from Facilities Agreement Lenders under the Facilities Agreement. The waiver provides revised terms with respect to the semi-annual total net leverage financial covenant under the Facilities Agreement. The financial covenant was planned to be tested for the first time on September 30, 2022. In connection with the Facilities Agreement Lenders’ agreeing to the terms of the waiver, Global Blue agreed that for the Waiver Period, it shall maintain the Liquidity Condition. On October 4, 2021, the company obtained an extension of the waiver period so that the Financial Covenant will now be tested for the first time on March 31, 2023. Global Blue can use the proceeds from any equity contribution or subordinated debt as an EBITDA Cure, which will be deemed to increase the amount of Consolidated Pro Forma EBITDA for the purposes of the financial covenant leverage ratio test. Based on current financial projections of Global Blue together with receipt of proceeds of EUR215.2 million which were available to be applied as a cure, Global Blue anticipates that it will be in compliance with the financial covenant when it is first tested.
The Liquidity Condition requires that liquidity (being the aggregate amount of cash and cash equivalents and the aggregate amount available to us on a committed or uncommitted basis for utilization under any facilities or other debt or equity financing) on the last day of each calendar month (or, if such day is not a business day, then on the next succeeding business day) shall not be less than EUR35 million. The Liquidity Condition shall cease to apply if

Global Blue’s revenues for any calendar month first being equal to or more than an amount equal to 40% of its revenues for the pre-COVID-19 period, namely the corresponding calendar month during the period from (and including) February 1, 2019 to (and including) January 31, 2020. If the Liquidity Condition is not met, Global Blue can cure a breach of the Liquidity Condition with the proceeds of equity or subordinated debt contributions or any other source available to Global Blue.
Consolidated Pro Forma EBITDA is economically equivalent to Adjusted EBITDA as defined in this Annual Report plus projected synergies and costs savings arising in connection with acquisitions, disposals and other group initiatives which may be added to Adjusted EBITDA by Global Blue under the terms of the Facilities Agreement.

Representations and warranties
In addition to the undertakings listed above, the Facilities Agreement provides for representations and warranties with respect to the business, assets, operations, financial condition and prospects of Global Blue and with respect to the Facilities Agreement and ancillary documents, including, among others: (i) the absence of litigation, arbitration and administrative proceedings; (ii) lack of misleading information provided to the lenders; (iii) the correctness and truthfulness of the financial statements; (iv) validity and incorporation of Global Blue; (v) validity and effectiveness of the obligations assumed pursuant to the Facilities Agreement and ancillary documents; (vi) absence of conflicts between the Facilities Agreement and ancillary documents and the constitutional documents, laws or other applicable obligations; (vii) absence of any filing requirements or stamp taxes payable in connection with the Facilities Agreement and ancillary documents; (viii) possession of the necessary powers and authorizations; (ix) choice of the applicable law; (x) absence of defaults; (xi) compliance with anti-corruption laws and sanctions; and (xii) pari passu ranking of the obligations deriving from the financial documents with any other unsecured and unsubordinated debt (present and future).

Guarantees
The Facilities are guaranteed by guarantees from Global Blue and certain other members of Global Blue, based on a guarantor coverage test. The undertakings of Global Blue and other guarantors pursuant to these guarantees are joint and several with the other financial counterparties of the Facilities Agreement (including, among others, the agent, the security agent, the mandated lead arrangers, and each of the lenders), to the extent legally permitted and operationally practical.

Collateral
On December 18, 2020, in accordance with the provisions of the Facilities Agreement, the Facilities have been secured by pledges on the assets of certain material subsidiaries of Global Blue at the time of the implementation of the transaction security, to the extent legally permitted and operationally practical on a first priority basis.

Events of default
The Facilities Agreement also sets forth, in line with market practice, a series of events of default, including, among others: (i) payment default of principal and interest; (ii) failure to comply with the semi-annual leverage ratio test described above; (iii) occurrence of certain insolvency events or the commencement of insolvency proceedings; (iv) untruthfulness of any of the representations and warranties in any material adverse respect; and (v) customary cross payment default and cross acceleration provisions.

Indebtedness
The following table provides an overview of Global Blue’s interest-bearing loans and borrowings as of the dates indicated:

	As of December 31	As of March 31
	2022	2022	2021
	(in EUR millions)
Long-term financing—term senior debt	—	—	634.3
Long-term financing—senior debt facility(1)	630.0	630.0	—
Capitalized financing fees(2)	(5.1)	(6.4)	(9.7)
Revolving credit facility(3)	99.0	99.0	—
Supplemental liquidity facility(4)	61.9	—	—
Other bank overdraft(5)	0.5	0.7	1.1
Total interest-bearing loans and borrowings	786.3	723.2	625.7

(1) New senior debt facility which was used to repay the former term senior debt.
(2) Represents costs incurred in relation to refinancing our historic indebtedness.
(3) Revolving credit facility of EUR100.0 million of which EUR99.0 million has been drawn.
(4) SLF of USD75 million, of which USD65 million (EUR61.9 million) drawn.
(5) Consists of local credit facilities available in certain jurisdictions. None of these local overdraft facilities are committed in nature.

On August 28, 2020, the old Senior term debt and RCF were fully repaid, and the associated liabilities extinguished, consisting of EUR8.1 million of unamortized debt cost partially offset by EUR3.6 million of IFRS 9 conversion unwinding amounts.
The new Senior term debt is comprised of a term loan of EUR630.0 million, fully drawn since inception and a RCF of EUR100.0 million of which EUR99.0 million is drawn. The proceeds from the term loan under the new Senior debt facility was used to fully repay the term loan and amounts outstanding under the RCF under the previous SFA.
The new Senior term debt has a maturity date of August 28, 2025. The conditions of the credit facilities are set as Euribor of the period with a floor of 0.00% plus a margin. The margins for the long-term loan and the revolving credit facility are dependent on Total Net Leverage. (see “Interest”).
The financial covenant associated with the new senior term debt is based on a level of Total Net Leverage lower than 4.75x (see “Main undertakings”).

Treasury Management
Policy
The company manages its Treasury activities through a Central Treasury department (“Group treasury”). Treasury activities are governed by company policies where appropriate trading and approval thresholds are set.

c

Cash Management
All operational entities of the Group forecast the cash developments weekly on a rolling basis. These are monitored by Group treasury ensuring that the Group's liquidity position at all times meets operational cash needs.
Surplus cash held by the operating entities over and above amounts required for working capital management are centralized and managed by Group treasury.
In order to minimize foreign exchange risks, cash and cash equivalent investments are kept in the functional currency of the respective entities holding the asset or are otherwise hedged by Group treasury using financial derivatives such as foreign exchange forward contracts.
As of December 31, 2022, approximately EUR3.8 million of the company’s cash and cash equivalents are held in subsidiaries which are situated in countries where centralization of cash is restricted. The majority of such restrictions are due to capital controls applied by the country where the cash is situated which may lead to delays in transferring funds to the Group. Funds where restrictions and delays apply do not have a significant impact on the company’s ability to meet its cash obligations.

Bank Overdrafts
Local credit facilities are available in certain jurisdictions, and the facilities as of December 31, 2022 were limited to EUR11.6 million. The Local credit facilities may be subjected to restrictions and none of these local overdraft facilities were committed in nature.

Unaudited Condensed Consolidated Interim Financial Statements

Global Blue Group Holding AG

December 2022

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of December 31	As of March 31
(EUR thousand)	Notes	2022	2022
ASSETS
Non-current assets
Property, plant and equipment		21,855	27,758
Intangible assets	7, 10	604,209	584,026
Deferred tax asset		33,248	36,040
Investments in joint ventures and associates		2,711	2,650
Other investments	11	7,051	3,881
Other non-current financial assets		13,572	12,706
		682,646	667,061
Current assets
Trade receivables		217,817	100,469
Other current receivables		31,273	25,834
Income tax receivables		1,696	2,277
Prepaid expenses		5,899	5,636
Cash and cash equivalents		233,464	51,690
		490,149	185,906
Total assets		1,172,795	852,967
EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Share capital	8	2,193	1,907
Share premium	8	1,852,339	1,634,469
Other equity	8	(117)	(10,179)
Other reserves		(971,759)	(965,755)
Accumulated losses		(884,226)	(851,967)
		(1,570)	(191,525)
Non-controlling interests		5,803	5,732
Total equity		4,233	(185,793)
Liabilities
Non-current liabilities
Loans and borrowings	9	785,761	722,554
Other non-current financial liabilities	11	26,995	29,705
Deferred tax liabilities		8,524	9,642
Post-employment benefits		2,819	4,677
Provisions for other liabilities and charges		2,303	2,313
		826,402	768,891
Current liabilities
Trade payables		237,035	166,103
Other current liabilities		44,080	38,048
Accrued liabilities		38,330	33,078
Income tax liabilities		12,387	19,913
Loans and borrowings	9	544	676
Warrant liabilities	11	9,784	12,051
		342,160	269,869
Total liabilities		1,168,562	1,038,760
Total equity and liabilities		1,172,795	852,967
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

		Three months ended December 31		Nine months ended December 31
(EUR thousand)	Notes	2022	2021	2022	2021
Total revenue	4	86,685	38,857	224,713	86,792
Operating expenses	5	(77,484)	(58,279)	(220,392)	(150,645)
Operating profit / (loss)		9,201	(19,422)	4,321	(63,853)
Finance income		8,357	337	973	1,070
Finance costs		(12,088)	(6,510)	(28,535)	(19,787)
Net finance costs	5	(3,731)	(6,173)	(27,562)	(18,717)
Profit / (Loss) before tax		5,470	(25,595)	(23,241)	(82,570)
Income tax benefit / (expense)	5	(4,041)	752	(1,403)	11,430
Profit / (Loss) for the period		1,429	(24,843)	(24,644)	(71,140)
Profit / (Loss) attributable to:
Owners of the parent		608	(25,134)	(26,324)	(71,825)
Non-controlling interests		821	291	1,680	685
Profit / (Loss) for the period		1,429	(24,843)	(24,644)	(71,140)

Basic earnings / (loss) per ordinary share	6	0.00	(0.13)	(0.12)	(0.36)
Diluted earnings / (loss) per ordinary share	6	0.00	(0.13)	(0.12)	(0.36)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

	Three months ended December 31		Nine months ended December 31
(EUR thousand)	2022	2021	2022	2021
(Loss) / Profit for the period	1,429	(24,843)	(24,644)	(71,140)
Other comprehensive income / (loss)
Other comprehensive income / (loss) that will not be reclassified to profit or loss in subsequent years:
Remeasurements on post-employment benefit obligations	(6)	—	2,282	—
Income tax effect	1	—	(548)	—
	(5)	—	1,734	—
Other investments at FVOCI	1,344	—	1,344	—
Income tax effect	(157)	—	(157)	—
	1,187	—	1,187	—
	1,182	—	2,921	—
Other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent years:
Currency translation differences	(2,533)	3,298	(3,678)	1,720
Hyperinflation adjustment	(38)	—	307	—
	(2,571)	3,298	(3,371)	1,720
Other comprehensive income / (loss) for the period, net of tax	(1,389)	3,298	(450)	1,720
Total comprehensive income / (loss) for the period	40	(21,545)	(25,094)	(69,420)
Attributable to:
Owners of the parent	(447)	(21,285)	(26,472)	(69,424)
Non-controlling interest	487	(260)	1,378	4
Total comprehensive income / (loss) for the period	40	(21,545)	(25,094)	(69,420)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		Nine months ended December 31
(EUR thousand)	Notes	2022	2021

Loss before tax		(23,241)	(82,570)
Depreciation and amortization		40,464	69,153
Net finance costs		21,451	18,064
Other non-cash items		6,691	(15,243)
Income tax (paid) / received		(8,450)	(3,687)
Interest paid		(16,156)	(10,666)
Changes in working capital		(43,131)	(41,627)
= Net cash used in operating activities (A)		(22,372)	(66,576)
Purchase of tangible assets		(3,540)	(1,488)
Purchase of intangible assets	7	(2,284)	(1,538)
Payments for capitalized intangible assets	7	(17,228)	(12,707)
Acquisition of subsidiaries net of cash acquired	10	(32,165)	(2,992)
Net cash outflow on disposal of subsidiary		(1,686)	—
Acquisitions of non-current financial assets		(3,475)	(1,618)
Receipts from sale of non-current financial assets		501	516
= Net cash used in investing activities (B)		(59,877)	(19,827)
Gross proceeds from issuance of share capital	8	215,208	—
Transaction costs of issuance of share capital		(4,868)	—
Principal elements of lease payments		(8,038)	(9,370)
Proceeds from loans and borrowings due to shareholders	9	60,297	—
Dividends paid to non-controlling interests		(378)	(420)
'=Net cash from / (used in) financing activities (C)		262,221	(9,790)
Net foreign exchange difference (D)		1,571	1,304
'= Net increase / (decrease) in cash and cash equivalents (E) = (A) + (B) + (C) + (D)		181,543	(94,889)
Cash and cash equivalents at beginning of the period		51,690	182,783
Cash and cash equivalents at end of the period		233,464	89,055
Net change in bank overdraft facilities		231	1,161
= NET CHANGE IN CASH AND CASH EQUIVALENTS		181,543	(94,889)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Nine months ended December 31, 2022
		Share capital		Share premium		Other equity		Other reserves				Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Share capital ordinary shares	Share capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of April 1, 2022		1,844	63	1,538,105	96,364	(9,297)	(882)	50,699	(1,006,210)	(11,330)	1,086	(851,967)	(191,525)	5,732	(185,793)
(Loss) / Profit for the period		—	—	—	—	—	—	—	—	—	—	(26,324)	(26,324)	1,680	(24,644)
Other comprehensive income / (loss)		—	—	—	—	—	—	—	1,187	(3,376)	1,734	307	(148)	(302)	(450)
Total comprehensive income / (loss)		—	—	—	—	—	—	—	1,187	(3,376)	1,734	(26,017)	(26,472)	1,378	(25,094)
Issuance of share capital Global Blue Group Holding A.G.	8	83	203	42,959	171,963	—	—	—	(4,866)	—	—	—	210,342	—	210,342
Issuance of treasury shares by Global Blue Group Holding A.G.	8	1	—	—	—	(1)	—	—	—	—	—	—	—	—	—
Employee share schemes		—	—	—	—	—	—	6,025	—	—	—	—	6,025	—	6,025
Cancellation of shares	8	—	(1)	—	1	—	880	—	(880)	—	—	—	—	—	—
Vested RSA shares	8	—	—	2,947	—	5	—	(2,952)	—	—	—	—	—	—	—
Allocation of treasury shares to shareholders	8	—	—	—	—	9,178	—	—	(2,876)	—	—	(7,181)	(879)	—	(879)
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	(378)	(378)
Total contributions and distributions		84	202	45,906	171,964	9,182	880	3,073	(8,622)	—	—	(7,181)	215,488	(378)	215,110
Change in non-controlling interests		—	—	—	—	—	—	—	—	—	—	939	939	(929)	10
Total changes in ownership interests		—	—	—	—	—	—	—	—	—	—	939	939	(929)	10
Balance as of December 31, 2022		1,928	265	1,584,011	268,328	(115)	(2)	53,772	(1,013,645)	(14,706)	2,820	(884,226)	(1,570)	5,803	4,233

Nine months ended December 31, 2021
		Share capital		Share premium		Other equity		Other reserves				Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Share capital ordinary shares	Share capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of March 31, 2021		1,798	118	1,537,425	96,310	(8,877)	(1,246)	43,871	(1,006,208)	(14,707)	(2,161)	(753,692)	(107,369)	6,779	(100,590)
Impact of correction of error	2	—	—	—	—	—	—	1,097	—	—	—	(1,097)	—	—	—
Balance as of April 1, 2021		1,798	118	1,537,425	96,310	(8,877)	(1,246)	44,968	(1,006,208)	(14,707)	(2,161)	(754,789)	(107,369)	6,779	(100,590)
(Loss) / Profit for the period		—	—	—	—	—	—	—	—	—	—	(71,825)	(71,825)	685	(71,140)
Other comprehensive income / (loss)		—	—	—	—	—	—	—	—	2,401	—	—	2,401	(681)	1,720
Total comprehensive income / (loss)		—	—	—	—	—	—	—	—	2,401	—	(71,825)	(69,424)	4	(69,420)
Issuance of share capital Global Blue Group Holding A.G.		46	—	—	—	—	—	—	—	—	—	—	46	—	46
Employee share schemes	8	—	—	—	—	—	—	4,031	—	—	—	—	4,031	—	4,031
Conversion of shares		—	—	—	—	(366)	366	—	—	—	—	—	—	—	—
Acquisition of treasury shares Global Blue Group II GmbH		—	—	—	—	(46)	—	—	—	—	—	—	(46)	—	(46)
Cancellation of shares		—	(54)	—	54	—	—	—	—	—	—	—	—	—	—
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	(420)	(420)
Total contributions and distributions		46	(54)	—	54	(412)	366	4,031	—	—	—	—	4,031	(420)	3,611
Change in non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(134)	(134)
Other transactions		—	(1)	—	—	—	—	—	—	—	(1)	(2)	(4)	—	—
Total changes in ownership interests		—	(1)	—	—	—	—	—	—	—	(1)	(2)	(3)	(134)	(4)
Balance as of December 31, 2021		1,844	63	1,537,425	96,364	(9,289)	(880)	48,999	(1,006,208)	(12,306)	(2,162)	(826,616)	(172,766)	6,229	(166,537)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1    Corporate information

General information
Global Blue Group Holding AG (‘the Company’) and its subsidiaries (together ‘the Group’ or ‘Global Blue’) provide technology-enabled transaction processing services for merchants, banks, acquirers, governments and travelers. The Group has operating subsidiaries around the world.
The Company trades as Global Blue under ticker symbol “NYSE: GB”.
The Company was incorporated on December 10, 2019. The registered office is established in 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland under the number CHE-442.546.212. SL Globetrotter GP, LTD is the immediate parent, and Silver Lake Partners, L.P. (“Silver Lake”) is the ultimate parent and controlling party, of the Group.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Directors of the Company on February 24, 2023.
The unaudited condensed consolidated interim financial statements of Global Blue Group Holding AG have been prepared in accordance with International Accounting Standard IAS 34 ‘Interim financial reporting’ as issued by the International Accounting Standards Board (IASB) and are presented in thousands of Euros (EURk).
Product offerings
The Group serves as a strategic technology and payments partner to merchants, empowering them to capture the structural growth of international travelers shopping abroad, driven by multiple macroeconomic tailwinds. The Company offers third-party serviced tax free shopping solutions (“TFSS”), added-value payment solutions (“AVPS”) including dynamic currency conversion and retail tech solutions (“RTS”). At its core, the Company is a technology platform that serves a network of merchant stores globally through both TFSS and AVPS, delivering economic benefits to a complex ecosystem of merchants, international shoppers and customs and authorities.
As of December 31, 2022 Management renamed the Company’s Complementary Retail Tech Solutions (CRTS) segment to Retail Tech Solutions (RTS). The change has no impact on the financial information presented in this report.

NOTE 2    Basis of preparation and significant accounting policies
Basis of preparation
The Group’s unaudited condensed consolidated interim financial statements for the three and nine month periods ended December 31, 2022 have been prepared in accordance with IAS 34 ‘Interim financial reporting’.
These financial statements have been prepared on a historical cost basis, except for warrants, derivative financial instruments, other investments and put options that have been measured at fair value (Note 11).
The primary financial statements are presented in a format consistent with the consolidated financial statements presented in the March 2022 Annual Financial Report for Global Blue Group Holding AG under IAS 1 Presentation of Financial Statements, but this interim financial report contains condensed financial statements prepared in accordance with IAS 34, in that it does not include all of the notes that would be required in a complete set of financial statements. This interim financial report should be read in conjunction with the consolidated financial statements for Global Blue Group Holding AG for the year ended March 31, 2022.
Significant accounting policies
The estimation process and significant accounting policies are consistent with those applied in the annual financial statements.
A number of amended standards became applicable for the current reporting period. The group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.
Revision of prior period financial statements
As previously disclosed in the Group's interim financial report for the period ended September 30, 2022, in connection with the second amendment of the CEO’s employment agreement during the period ended September 30, 2022, resulting in the modification of certain terms within its share option plan (SOP) and restricted share awards (RSA), the Group identified an error in the valuation at grant date of its 2019 and 2020 SOP & RSA grants. As a result of this error the comparative period has been revised in the condensed consolidated financial statements and the related notes.
The Group identified an error with respect to the valuation at grant date of its SOP and RSA plans related to the underlying mechanics of the model as well as the calculation of the expected volatility assumption and the grant date determination. As a result, the share-based compensation expense and equity were understated.
Management evaluated the effect of the error to its previously issued consolidated financial statements in accordance with IAS 8 – Accounting Policies, Accounting Estimates and Errors (“IAS 8”). Based upon quantitative and qualitative factors, Management has determined that the error was not material to any of the prior annual and interim period consolidated financial statements, and therefore, amendments of previously filed reports were not required. However, Management determined that the impact of the correction would be material to record within the nine month period ended December 31, 2022. As such, the revision for the correction is reflected in the financial information of the applicable prior periods in this Form 6-K and disclosure of the revised amounts on other prior periods will be reflected in future filings containing the applicable period. Correction of the error resulted in a cumulative correction to opening retained earnings as of April 1, 2021 of EUR1.1 million.
The following tables present the effect of the aforementioned revision on the Group’s condensed consolidated statement of financial position, condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of cash flows and condensed consolidated statement of changes in equity.

Revision to Consolidated Income Statement

	Three months ended December 31			Nine months ended December 31
(EUR thousand)	2021			2021
	As previously reported	Adjustments	Revised	As previously reported	Adjustments	Revised
Operating expenses	(57,592)	(687)	(58,279)	(148,571)	(2,074)	(150,645)
Operating (Loss) / Profit	(18,735)	(687)	(19,422)	(61,779)	(2,074)	(63,853)
(Loss) / Profit before tax	(24,908)	(687)	(25,595)	(80,496)	(2,074)	(82,570)
Income tax benefit / (expense)	561	191	752	10,883	547	11,430
(Loss) / Profit for the period	(24,347)	(496)	(24,843)	(69,613)	(1,527)	(71,140)
(Loss) / Profit attributable to:
Owners of the parent	(24,638)	(496)	(25,134)	(70,298)	(1,527)	(71,825)
Non-controlling interests	291	—	291	685	—	685
(Loss) / Profit for the period	(24,347)	(496)	(24,843)	(69,613)	(1,527)	(71,140)
			—			—
Basic and diluted (loss) / profit per ordinary share	(0.12)	(0.01)	(0.13)	(0.36)	—	(0.36)
Basic and diluted (loss) / profit per preference share	(0.12)	(0.01)	(0.13)	(0.36)	—	(0.36)

Revision to Consolidated Statement of Comprehensive Loss

	Three months ended December 31			Nine months ended December 31
(EUR thousand)	2021			2021
	As previously reported	Adjustments	Revised	As previously reported	Adjustments	Revised
			—			—
Profit / (Loss) for the period	(24,347)	(496)	(24,843)	(69,613)	(1,527)	(71,140)

Total comprehensive income / (loss) for the period	(21,049)	(496)	(21,545)	(67,893)	(1,527)	(69,420)

Attributable to:
Owners of the parent	(20,789)	(496)	(21,285)	(67,897)	(1,527)	(69,424)

Non-controlling interest	(260)	—	(260)	4	—	4
Total comprehensive income / (loss) for the period	(21,049)	(496)	(21,545)	(67,893)	(1,527)	(69,420)

Revision to Consolidated Statement of Financial Position

	As of March 31
(EUR thousand)	2022
	As previously reported	Adjustments	Revised
EQUITY AND LIABILITIES

Equity attributable to owners of the parent
Share capital	1,907		1,907
Share premium	1,634,469		1,634,469
Other equity	(10,179)		(10,179)
Other reserves	(968,793)	3,038	(965,755)
Accumulated losses	(848,929)	(3,038)	(851,967)
	(191,525)	—	(191,525)
Non-controlling interests	5,732	—	5,732

Total equity	(185,793)	—	(185,793)

Revision to Consolidated Statement of Cash Flows

	Nine months ended December 31
(EUR thousand)	2021
	As previously reported	Adjustments	Revised
Loss before tax	(80,496)	(2,074)	(82,570)
Other non-cash items	(16,770)	1,527	(15,243)
Changes in working capital	(42,174)	547	(41,627)
Net cash from / (used in) operating activities (A)	(66,576)	—	(66,576)

Revision to Consolidated Statement of Changes in Equity
	Nine months ended December 31, 2021
	As previously reported					Adjustments					Revised
(EUR thousand)	Equity settled share based payments	Accumulated losses	Equity	Non-controlling interests	Total equity	Equity settled share based payments	Accumulated losses	Equity	Non-controlling interests	Total equity	Equity settled share based payments	Accumulated losses	Equity	Non-controlling interests	Total equity
Balance as of March 31, 2021	43,871	(753,692)	(107,369)	6,779	(100,590)	—	—	—	—	—	43,871	(753,692)	(107,369)	6,779	(100,590)
Adjustment	—	—	—	—	—	1,097	(1,097)	—	—	—	1,097	(1,097)	—	—	—
Balance as of April 1, 2021	43,871	(753,692)	(107,369)	6,779	(100,590)	1,097	(1,097)	—	—	—	44,968	(754,789)	(107,369)	6,779	(100,590)
Loss for the period	—	(69,613)	(70,298)	685	(69,613)	—	(1,527)	(1,527)	—	(1,527)	—	(71,140)	(71,825)	685	(71,140)
Total comprehensive income / (loss)	—	(67,893)	(67,897)	4	(67,893)	—	(1,527)	(1,527)	—	(1,527)	—	(69,420)	(69,424)	4	(69,420)
Employee share schemes	2,505	—	2,504	—	2,504	1,527	—	1,527	—	1,527	4,032	—	4,032	—	4,031
Dividends	—	—	—	(420)	(420)	—	—	—	—	—	—	—	—	(420)	(420)
Total contribution by and distribution to owners of the parent, recognized directly in Equity	2,505	—	2,504	(420)	2,084	1,527	—	1,527	—	1,527	4,032	—	4,032	(420)	3,611
Change in non-controlling interests	—	—	—	(134)	(134)	—	—	—	—	—	—	—	—	(134)	(134)
Other transactions	—	(4)	(4)	—	(4)	—	—	—	—	—	—	(4)	(4)	—	(4)
Balance as of December 31, 2021	46,376	(821,589)	(172,766)	6,229	(166,537)	2,624	(2,624)	—	—	—	49,000	(824,213)	(172,765)	6,229	(166,537)

NOTE 3    Significant changes in current reporting period

Information about the business
During the three and nine month periods ended December 31, 2022, the Company has maintained the same level of material merchants and acquirers when compared to March 31, 2022. Early December, Global Blue became Peru and Colombia’s exclusive TFS provider, increasing the list of countries in which the company operates.
Seasonality
The typical TFSS business is subject to predictable seasonality because a significant part of the business serves the leisure segment of the travel industry, which is particularly active during the northern hemisphere’s summer holiday season. The second half of Global Blue’s financial year typically sees upticks in travel and shopping due to specific events that are more dispersed, such as the Chinese National Day (“Golden Week”) in October, Christmas / New Year in December, Chinese New Year in January / February, and Ramadan in March / April.
All in all, this drives a degree of seasonality in the net working capital needs, with working capital needs increasing gradually during the first half of the financial year, which then unwinds in the second half of the financial year.
The AVPS business, which serves both seasonal shoppers and regular travelers, is more protected from the seasonal variations driven by traditional holiday periods and as a result does not have a distinct seasonality profile.
The RTS segment is currently composed of ZigZag Global, Yocuda and ShipUp. ZigZag and ShipUp have a soft seasonal curve skewed towards November and December, underpinned by Black Friday, Cyber Monday, and Christmas shopping peaks. Yocuda is not exposed to any material seasonal cycles given its core revenue is less exposed to the number of eReceipts it issues and more to the number of shops it serves.
Hyperinflation in Turkey
Turkey became a hyperinflationary economy during the nine months ended December 31, 2022. Hyperinflationary accounting has been applied from April 1, 2022, with monetary gains and losses recognized in operating expenses. The impact of applying hyperinflationary accounting was not material to the Group’s accounts.
COVID-19 Considerations
Impact on Global Blue
The Company’s results of operations for the three and nine month periods ended December 31, 2022 continue to reflect the impact of the COVID-19 outbreak which started to affect the business since February 2020; nevertheless, during the three and nine month periods ended December 31, 2022 the transaction volumes for the TFSS and AVPS businesses have significantly recovered when compared to the same periods last year, but remain impacted by COVID-19 travelling restrictions as China, a principal origin country, has only lifted its Zero-COVID restrictions in December 2022. More specifically, when looking at the revenue levels compared to the same periods during the financial year 2019-2020 (pre-COVID) and neutralizing the effect of acquisitions, the Group has observed a noticeable recovery, with the revenue decline for the three and nine month periods ended December 31, 2022 being 26.5% and 37.6% when compared to the respective periods in 2019.
Liquidity and Capital Resources
In terms of liquidity and capital resources, the Company requires and continues needing significant cash resources to, among others, fund its working capital requirements, make capital expenditures, meet debt service requirements and interest payments under its indebtedness, fund general corporate uses, and expand its business through acquisitions. Future capital requirements will depend on many factors, such as the pace at which government policies change (i.e., new TFS countries, reduction in minimum purchase amounts), spending on product roll-out, and changes in consumer demand linked to relative foreign exchange movements. The Company has made no firm commitments with respect to future investments. During the nine months ended December 31, 2022, the Company obtained EUR215.2 million (USD225.0 million) of additional funding (see Note 8), which is being used to serve the aforementioned purposes; in parallel, in early April 2022 the Company withdrew USD20.0 million (EUR18.0 million) of the Supplemental Liquidity Facility (“SLF”), followed by a further withdrawal of USD45.0 million (EUR41.4 million) in the same month, both to fund working capital needs. As of December 31, 2022, and as per Note 9, USD10.0 million (EUR9.4 million) remains undrawn. Management believes that the combination of its cash and cash equivalents, the SLF, local credit lines and the aforementioned proceeds from the capital increase described in Note 8, will be sufficient to meet liquidity needs and fund necessary capital expenditure for at least the next 12 months from the date these financial statements have been authorized for issuance.
We and our affiliates may from time to time seek to repurchase or retire our outstanding equity and/or debt securities or our outstanding loans through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions, and tender offers or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity, contractual restrictions and other factors. The amounts involved may be material.

NOTE 4    Segment information

The Company has determined the operating segments based on the reports reviewed by the Executive Committee (ExCom) for the purposes of allocating resources and assessing the performance of the Group.
The ExCom consists of the chief executive officer (the “CEO”), chief financial officer, senior vice president marketing, communications & customer value creation, senior vice president new markets, public affairs & chief operating officer Americas, senior vice president added-value payment solutions, chief operating officer south Europe, chief operating officer Asia Pacific & Central Europe, chief technology officer, general counsel & company secretary, senior vice president strategy & chief product officer, chief operating officer north & central Europe & global accounts, senior vice president operations and senior vice president & global human resources director.
Management considers the business from a product perspective; the performance of the Tax Free Shopping Services (TFSS), Added-Value Payment Solutions (AVPS) and Retail Tech Solutions (RTS), product groups are separately considered.
The ExCom assesses the performance of the operating segments based on the measures of Revenue and Adjusted EBITDA at the segment level with the adjusted EBITDA assessed after non-allocated central costs.
The measures used by the ExCom to monitor the performance of the Group's operating segments do not include all costs in the IFRS consolidated income statement. Costs for central functions such as marketing, sales, technology, finance and HR, depreciation, amortization, impairment income / expense, and net finance costs are not allocated to segments. As a result, the ExCom monitors the development of adjusted EBITDA presented in the consolidated management accounts.
The segment information provided to the ExCom for the reportable segments is as follows:

Nine months ended December 31, 2022
(EUR thousand)
	Note	TFSS	AVPS	RTS	Central costs	Total
Revenue		166,442	44,121	14,150	—	224,713
Operating expenses (1)		(67,135)	(24,271)	(17,994)	(58,614)	(168,014)
Adjusted EBITDA		99,307	19,849	(3,844)	(58,614)	56,699
Depreciation and amortization (2)	5					(40,464)
Exceptional items	5					(11,914)
Operating Profit						4,321

Three months ended December 31, 2022
(EUR thousand)
	Note	TFSS	AVPS	RTS	Central costs	Total
Revenue		64,383	16,204	6,098	—	86,685
Operating expenses (1)		(24,091)	(9,665)	(8,252)	(20,621)	(62,630)
Adjusted EBITDA		40,292	6,540	(2,154)	(20,621)	24,055
Depreciation and amortization (2)	5					(10,243)
Exceptional items	5					(4,611)
Operating Profit						9,201

Nine months ended December 31, 2021
(EUR thousand)
	Note	TFSS	AVPS	RTS	Central costs	Total
Revenue		61,511	16,031	9,250	—	86,792
Operating expenses (1)		(31,723)	(8,207)	(11,850)	(42,847)	(94,627)
Adjusted EBITDA		29,788	7,824	(2,600)	(42,847)	(7,835)
Depreciation and amortization (2)	5					(69,154)
Exceptional items	5					13,136
Operating Loss						(63,853)

Three months ended December 31, 2021
(EUR thousand)
	Note	TFSS	AVPS	RTS	Central costs	Total
Revenue		29,384	5,882	3,591	—	38,857
Operating expenses (1)		(12,150)	(2,939)	(4,397)	(16,104)	(35,590)
Adjusted EBITDA		17,234	2,943	(806)	(16,104)	3,267
Depreciation and amortization (2)	5					(18,982)
Exceptional items	5					(3,707)
Operating Loss						(19,422)

(1)Operating expenses excluding Depreciation and Amortization and Exceptional items.
For the nine months ended December 31, 2022 fixed and variable costs amounted to EUR111.2 million and EUR56.8 million respectively (EUR75.9 million and EUR18.7 million respectively for the nine months ended December 31, 2021). Fixed personnel and non-personnel costs amounted to EUR72.8 million and EUR38.4 million respectively (EUR52.8 million and EUR23.1 million respectively for the nine months ended December 31, 2021). For the three months ended December 31, 2022 fixed and variable costs amounted to EUR40.5 million and EUR22.1 million respectively (EUR28.2 million and EUR7.4 million respectively for the three months ended December 31, 2021). Fixed personnel costs and fixed non-personnel costs amounted to EUR25.3 million and EUR15.2 million respectively (EUR18.7 million and EUR9.5 million respectively for the three months ended December 31, 2021).

(2)Depreciation and amortization include amortization of intangible assets acquired through business combinations.

NOTE 5    Profit and loss information

(EUR thousand)		Three months ended December 31		Nine months ended December 31
Expenses by nature	Note	2022	2021	2022	2021
Employee benefit expenses		(32,701)	(23,185)	(91,535)	(65,742)
Depreciation and amortization		(10,243)	(18,982)	(40,464)	(69,154)
Agent costs		(17,221)	(4,760)	(45,467)	(10,633)
IT costs		(4,902)	(3,076)	(11,882)	(8,523)
Auditors, lawyers and consultants		(3,145)	(3,332)	(7,921)	(8,515)
Advertising and promotion		(4,909)	(2,486)	(10,687)	(6,981)
Travel, entertainment, office and rental cost		(1,995)	(727)	(4,285)	(1,661)
Change in fair value of warrants and put options	11	(488)	(578)	4,525	13,157
Other operating income / (expense)		(1,880)	(1,153)	(12,676)	7,407
Total operating expenses		(77,484)	(58,279)	(220,392)	(150,645)
The depreciation of property, plant and equipment includes depreciation related to the right of use assets, while the amortization of intangible assets predominantly sources from assets recognized in the process of the purchase price allocation during the 2012 acquisition of Global Blue by Silver Lake and Partners Group. The amortization period for customer relationships related to key accounts and national accounts acquired in 2012 ended on July 31, 2022.
For the three and nine months ended December 31, 2022 agent costs referring to merchant acquiring fees have increased as a consequence of the overall business recovery. In addition, they include all costs paid to carriers, representing the main operational cost of the RTS business segment.
Exceptional items
Exceptional items consist of items which the board considers as not directly related to ordinary business operations and which are not included in the assessment of management performance and can be analyzed as follows:

(EUR thousand)		Three months ended December 31		Nine months ended December 31
Exceptional items	Note	2022	2021	2022	2021
Business restructuring expenses		(302)	(224)	(4,236)	(1,121)
Corporate restructuring expenses		(1,789)	(92)	(2,313)	(172)
Directors' fee		(37)	(40)	(117)	(120)
Impairment		(127)	(6)	(694)	(165)
Net sales of assets loss		(87)	(10)	(255)	(44)
Share based payments		(1,631)	(1,800)	(7,414)	(4,031)
Change in fair value of warrants and put options	11	(488)	(1,292)	4,525	9,930
Other exceptional items		(150)	(242)	(1,410)	8,858
Total		(4,611)	(3,707)	(11,914)	13,136
Business restructuring expenses
For the nine months ended December 31, 2022 business restructuring expenses correspond primarily to the loss arising from the sale of our TFSS business in Russia, and the related deconsolidation.
Share-based payments
For the three and nine months ended December 31, 2022 share-based payments represent the expenses predominantly for share options and restricted share grants issued within the framework of the MIP adopted in November 2020, and the share options issued as part of the 2019 Employee Share Option Plan, and include the impact of the second amendment to the employment agreement of the Company’s CEO.
Change in fair value of warrants and put options
For the nine months ended December 31, 2022, the majority of EUR2.3 million corresponds to the gain associated with the warrant liabilities (EUR13.2 million for the nine months ended December 31, 2021). There was a further EUR1.8 million positive impact associated with the change in the fair value of the put options of ZigZag (EUR(0.8) million for the nine months ended December 31, 2021), and EUR0.5 million associated with the put options of Yocuda (EUR(2.4) million for the nine months ended December 31, 2021).
Net finance costs
For the three months ended December 31, 2022 the net finance cost amounted to EUR3.7 million (EUR6.1 for the three months ended December 31, 2021). The finance costs of EUR12.1 million predominantly comprise of EUR8.2 million of bank borrowings and amortization of related capitalized borrowing fees (EUR5.6 million for the three months ended December 31, 2021) and EUR3.1 million of net foreign exchange losses on operating activities (nil million for the three months ended December 31, 2021). The finance income of EUR8.4 predominantly comprises of EUR4.9 million of net foreign exchange gains on financing activities (nil for the three months ended December 31, 2021) and EUR2.9 million of other finance income being mainly forward trading exchange gains (EUR0.3 for the three months ended December 31, 2021).
For the nine months ended December 31, 2022 the net finance cost amounted to EUR27.6 million (EUR18.7 million for the nine months ended December 31, 2021) out of which the finance costs amounted to EUR28.5 million. The latter predominantly comprise of EUR20.6 million of bank borrowings and amortization of related capitalized borrowing fees (EUR16.7 million for the nine months ended December 31, 2021) and EUR6.3 million of net foreign exchange losses (EUR1.2 million for the nine months ended December 31, 2021).

Income tax

(EUR thousand)	Three months ended December 31		Nine months ended December 31
Income tax	2022	2021	2022	2021
Current income tax expense	(2,990)	(1,321)	(6,734)	(2,852)
Adjustment in respect of current income tax of previous periods	(5)	136	3,583	1,111
Deferred tax benefit / (expense)	(1,046)	1,937	1,748	13,171
Income tax benefit reported in the income statement	(4,041)	752	(1,403)	11,430
The adjustment in respect of current income tax of previous periods for the nine months ended December 31, 2022 contains a benefit of EUR3.2 million resulting from the reversal of a previously recorded uncertain tax position based on the final tax assessment received from the German authorities.

NOTE 6    Earnings per share

(EUR thousand)	Three months ended December 31		Nine months ended December 31
Earnings per share	2022	2021	2022	2021
Profit / (Loss) from continuing operations attributable to the owners of the parent	608	(25,134)	(26,324)	(71,825)
Profit / (Loss) from continuing operations attributable to the owners of the parent attributable to ordinary shares	505	(22,879)	(22,358)	(65,382)
Profit / (Loss) from continuing operations attributable to the owners of the parent attributable to preference shares	103	(2,255)	(3,966)	(6,443)
Weighted average number of basic ordinary shares outstanding (thousand)	189,841	179,449	186,499	179,449
Weighted average number of basic preference shares outstanding (thousand)	38,861	17,684	33,085	17,684
Basic earnings / (loss) per ordinary share	0.00	(0.13)	(0.12)	(0.36)
Profit / (Loss) from continuing operations attributable to the owners of the parent	608	(25,134)	(26,324)	(71,825)
Profit / (Loss) from continuing operations attributable to the owners of the parent attributable to ordinary shares	505	(22,879)	(22,358)	(65,382)
Profit / (Loss) from continuing operations attributable to the owners of the parent attributable to preference shares	103	(2,255)	(3,966)	(6,443)
Weighted average number of diluted ordinary shares outstanding (thousand)	191,498	179,449	186,499	179,449
Weighted average number of diluted preference shares outstanding (thousand)	38,861	17,684	33,085	17,684
Diluted earnings / (loss) per ordinary share	0.00	(0.13)	(0.12)	(0.36)
Basic earnings per share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of basic ordinary shares outstanding at the end of the period.

For the three and nine months ended December 31, 2022, 104,135 preference shares (5.9 million for three and nine months ended December 31, 2021) were excluded from the basic earnings per share calculation, as these shares were held by the Company in order to be cancelled. Those preference shares were approved for cancellation at the General Meetings held in September 2022 and 2021 and were cancelled in December 2022 and 2021, respectively.
Diluted
Diluted earnings per share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of diluted ordinary shares outstanding at the end of the period.
For the three and nine months ended December 31, 2022, the Company has excluded 8.3 million ordinary shares from the diluted earnings per ordinary shares calculation, as the impact of those shares is not-dilutive. Those shares relate to the Management Incentive Plan.
For the nine months ended December 31, 2022, the Company has excluded 1.7 million (9.8 million for the three and nine months ended December 31, 2021) ordinary shares from the diluted earnings per ordinary share calculation, as the impact of the shares are considered anti-dilutive for the nine months ended December 31, 2022 and three and nine months ended December 31, 2021, respectively. These ordinary shares relate to the Management Incentive Plan and are potentially dilutive instruments.
The 30,735,950 outstanding warrants as of December 31, 2022 and December 31, 2021 are considered as not-dilutive.

NOTE 7    Intangible assets

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Other intangible assets	Software	Total
Opening balance as of April 1, 2022	487,685	46,025	669,145	10,247	144,224	1,357,326
Acquisition of subsidiaries	29,358	—	4,466	—	2,738	36,562
Additions	—	—	1,136	1,174	17,228	19,538
Disposals	—	—	—	(400)	(1,205)	(1,605)
Exchange differences	(4,343)	(86)	(210)	(227)	(2,266)	(7,132)
Accumulated acquisition values	512,700	45,939	674,537	10,794	160,719	1,404,689

Opening balance as of April 1, 2022	—	(21,624)	(653,403)	(8,347)	(83,916)	(767,290)
Amortization	—	(1,677)	(11,948)	(509)	(15,414)	(29,548)
Disposals	—	—	—	—	689	689
Exchange differences	—	—	71	175	1,555	1,801
Accumulated amortization	—	(23,301)	(665,280)	(8,681)	(97,086)	(794,348)

Opening balance as of April 1, 2022	(2,063)	—	—	(498)	(3,449)	(6,010)
Impairment	—	—	—	—	(141)	(141)
Disposals	—	—	—	—	10	10
Exchange differences	3	—	—	—	6	9

Accumulated impairment	(2,060)	—	—	(498)	(3,574)	(6,132)

Net book value as of December 31, 2022	510,640	22,638	9,257	1,615	60,059	604,209

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Other intangible assets	Software	Total
Opening balance as of April 1, 2021	477,865	45,974	667,697	9,724	125,810	1,327,070
Acquisition of subsidiaries	7,829	—	—	—	1,236	9,065
Additions	—	—	1,131	407	12,707	14,245
Disposals	—	—	—	—	(40)	(40)
Reclassifications	—	—	—	94	(94)	—
Exchange differences	1,487	(14)	(32)	(33)	(195)	1,213
Accumulated acquisition values	487,181	45,960	668,796	10,192	139,424	1,351,553

Opening balance as of April 1, 2021	—	(19,387)	(606,140)	(7,338)	(62,891)	(695,756)
Amortization	—	(1,677)	(38,595)	(837)	(15,283)	(56,392)
Disposals	—	—	—	—	6	6
Exchange differences	—	—	6	12	241	259
Accumulated amortization	—	(21,064)	(644,729)	(8,163)	(77,927)	(751,883)

Opening balance as of April 1, 2021	(1,975)	—	—	(498)	(3,462)	(5,935)
Impairment	—	—	—	—	(268)	(268)
Reversal of impairment	—	—	—	—	95	95
Disposal	—	—	—	—	4	4
Exchange differences	(54)	—	—	—	—	(54)
Accumulated impairment	(2,029)	—	—	(498)	(3,631)	(6,158)

Net book value as of December 31, 2021	485,152	24,896	24,067	1,531	57,866	593,512
Goodwill
For the nine months ended December 31, 2022, movements in goodwill result from the acquisition of ShipUp (Note 10) and currency translation effects.
The impairment assessments performed as of March 31, 2022 are still considered valid and management did not identify any further impairment indicators during the period which would trigger an updated impairment test to be performed as of December 31, 2022.
Customer relationships
As part of business combinations in 2012, 2016 and 2022, new intangibles were identified and collectively defined as customer relationship contracts. These customer relationships have been split across the operating segments as follows:

(EUR thousand)	As of December 31	As of March 31
Customer relationships	2022	2022	PPA initial valuation
TFSS	—	10,562	610,789
AVPS	1,870	2,112	44,256
RTS	4,429	—	4,466
Total	6,299	12,674	659,511
TFSS, AVPS and RTS customer relationships contain different types of customers, categorized based on revenue and footprint or services offered. The expected economic life for the customer relationship contracts is between 9 and 20.5 years, driven by these varying types of customer relationships and have been fully amortized by July 2022 or are expected to be fully amortized by September 2036 and October 2042, respectively.
Trademarks
Trademarks are classified as intangible assets either with a definite or indefinite useful life. As part of business combinations in 2012, when Silver Lake and Partners Group acquired Global Blue Group and in 2016, when Global Blue acquired Currency Select, new intangibles were identified and defined as trademarks. The fair value of trademarks was determined by calculating their value-in-use with the "Relief from Royalty" method. The assets will be fully amortized by July 2032.
Software
Software consists of IT software internally developed for TFSS and AVPS businesses and RTS software, that has been acquired as part of the ZigZag, Yocuda and ShipUp acquisitions in the financial years ended March 31, 2021 and 2022 and in the nine months ended December 31, 2022, with an initial fair value of EUR5.2 million, EUR1.2 million and EUR2.6 million respectively. All three platforms are being amortized over a 5-year period. Additions to software during the nine months ended December 31, 2022 mainly result from internally capitalized expenses.

NOTE 8    Issued capital and reserves & Shareholders of Global Blue
Number of shares authorized and issued

	Nine months ended December 31
Number of shares authorized and issued	2022				2021
	Ordinary shares	Preference shares A	Preference shares B	Total	Ordinary shares	Preference shares A	Total
Opening balance at April 1	192,534,962	17,788,512	—	210,323,474	187,534,962	23,717,989	211,252,951
Issuance of share capital Global Blue Group Holding A.G.	8,587,786	—	21,176,470	29,764,256	—	—	—
Issuance of treasury shares by Global Blue Group Holding A.G.	104,135	—	—	104,135	5,000,000	—	5,000,000
Cancellation of preference shares A by Global Blue Group Holding A.G.	—	(104,135)	—	(104,135)	—	(5,929,477)	(5,929,477)
Closing balance as of December 31,	201,226,883	17,684,377	21,176,470	240,087,730	192,534,962	17,788,512	210,323,474

	Three months ended December 31
Number of shares authorized and issued	2022				2021
	Ordinary shares	Preference shares A	Preference shares B	Total	Ordinary shares	Preference shares A	Total
Opening balance at October 1	201,226,883	17,788,512	21,176,470	240,191,865	192,534,962	23,717,989	216,252,951
Cancellation of preference shares A by Global Blue Group Holding A.G.	—	(104,135)	—	(104,135)	—	(5,929,477)	(5,929,477)
Closing balance as of December 31,	201,226,883	17,684,377	21,176,470	240,087,730	192,534,962	17,788,512	210,323,474
During the nine months ended December 31, 2022, 8,587,786 ordinary shares and 21,176,470 preference shares series B, convertible into common shares, were issued in the parent company based on the investment agreement with CK Opportunities Fund I, LP, (“Certares”). Certares subscribed for and received the aforementioned issued shares for the amount of EUR215.2 million (USD225.0 million). The transaction costs and stamp duties amounting to EUR4.9 million have been deducted from other reserves in equity.
During the nine months ended December 31, 2022, 104,135 ordinary shares were issued in the parent company and held in the custody of Global Blue Group II GmbH.
During the three and nine months ended December 31, 2022, 104,135 preference A shares were cancelled in the parent company and the reduction amount was allocated to the general reserve (5,929,477 during the three and nine months ended December 31, 2021).

Treasury shares

Nine months ended December 31, 2022
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares A	Total
Opening balance as of April 1, 2022	12,995,018	104,371	13,099,389	(9,297)	(882)	(10,179)
Issuance of treasury shares by Global Blue Group Holding A.G.	104,135	—	104,135	(1)	—	(1)
Vested RSA shares	(538,044)	—	(538,044)	5	—	5
Allocation of treasury shares to shareholders by Ocorian Ltd. (formerly Estera Trust (Jersey) Ltd.)	(1,189,977)	—	(1,189,977)	9,178	—	9,178
Cancellation of preference shares A by Global Blue Group Holding A.G.	—	(104,135)	(104,135)	—	879	879
Closing balance as of December 31, 2022	11,371,132	236	11,371,368	(115)	(3)	(118)

Three months ended December 31, 2022
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares A	Total
Opening balance as of October 1, 2022	11,495,370	104,371	11,599,741	(116)	(882)	(998)
Vested RSA shares	(124,238)	—	(124,238)	1	—	1
Cancellation of preference shares A by Global Blue Group Holding A.G.	—	(104,135)	(104,135)	—	879	879
Closing balance as of December 31, 2022	11,371,132	236	11,371,368	(115)	(3)	(118)

During the nine months ended December 31, 2022, 104,135 ordinary shares were issued in the parent company and held initially in the custody of Global Blue Group II GmbH.
During the nine months ended December 31, 2022, 1,189,977 ordinary shares were allocated by Ocorian Ltd. (formerly Estera Trust (Jersey) Ltd.) to other employees, ex-employees and members of management.
During the nine months ended December 31, 2022, 438 ordinary shares were acquired from Ocorian Ltd. (formerly Estera Trust (Jersey) Ltd.) and held as treasury shares by Global Blue Group II GmbH.
During the three months ended December 31, 2022, 124,238 ordinary shares were vested and transferred to the employees under the Company’s Restricted Share Award program (538,044 during the nine months ended December 31, 2022). The shares were transferred out of the treasury shares held in custody of Global Blue Group II GmbH.
During the three months ended December 31, 2022, 104,135 preference A shares were cancelled in the parent company and the reduction amount was allocated to the general reserve.

Nine months ended December 31, 2021
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares A	Total
Opening balance as of April 1, 2021	8,051,569	138,846	8,190,415	(8,877)	(1,246)	(10,123)
Conversion of shares	34,711	(34,711)	—	(366)	366	—
Acquisition of treasury shares	5,000,000	—	5,000,000	(46)	—	(46)
Closing balance as of December 31, 2021	13,086,280	104,135	13,190,415	(9,289)	(880)	(10,169)
During the nine months ended December 31, 2021, 5,000,000 ordinary shares were issued in the parent company and held in trust of Global Blue Group II GmbH.
There were no changes in the number of the treasury shares during the three months ended December 31, 2021.

Shareholders of Global Blue Group Holding AG

	Shareholders of Global Blue Group Holding AG
	December 31, 2022
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants

Silver Lake and Affiliate~~s~~ (1)	97,258,598	11,970,487	109,229,085	47.8%	6,548,415
Partners Group and Affiliates (2)	40,129,828	4,939,137	45,068,965	19.7%	2,701,935
CK Opportunities Fund I, LP (4)	9,286,969	21,176,470	30,463,439	13.3%	—
Ant Group	12,500,000	—	12,500,000	5.5%	—
GB Directors, Executive Management & Other Employees	9,082,312	774,517	9,856,829	4.3%	516,317
Other Shareholders	21,598,044	—	21,598,044	9.4%	20,969,283
Total excl. GB Group	189,855,751	38,860,611	228,716,362	100.0%	30,735,950
GB Group	11,371,132	236	11,371,368		—
Total incl. GB Group	201,226,883	38,860,847	240,087,730		30,735,950

	Shareholders of Global Blue Group Holding AG
	March 31, 2022
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants

Silver Lake and Affiliates (1)	97,258,598	11,970,487	109,229,085	55.1%	6,548,415
Partners Group and Affiliates (2)	40,129,828	4,939,137	45,068,965	22.7%	2,701,935
Ant Group	12,500,000	—	12,500,000	6.3%	—
GB Directors, Executive Management & Other Employees	9,198,164	878,652	10,076,816	5.1%	516,317
Other Shareholders	21,539,634	—	21,539,634	10.8%	20,969,283
Total excl. GB Group	180,626,224	17,788,276	198,414,500	100.0%	30,735,950
GB Group	11,908,738	236	11,908,974		—
Total incl. GB Group	192,534,962	17,788,512	210,323,474		30,735,950

(1) - Corresponds to SL Globetrotter L.P.
(2) - Corresponds to Global Blue Holding LP (which is controlled by Silver Lake) and shares directly held by Partners Group
(3) - Excludes GB Group
(4) - Corresponds to Certares Opportunities LLC and Knighthead Opportunities Capital Management, LLC

Ordinary shares
During the nine months ended December 31, 2022 there was no change in the conditions for the Ordinary shares.
Preference shares
Preference shares Series A
During the nine months ended December 31, 2022, there was no change in the conditions for the Put/Call Options, redemption or liquidation of the Preference shares Series A.
Preference shares Series B
During the nine months ended December 31, 2022, 21,176,470 Preference shares Series B (“Series B shares”) have been issued based on the investment agreement with CK Opportunities Fund I, LP, and these shares have the same voting and other rights as the common shares.
The holders of these shares are entitled to a non-cumulative dividend compounded annually and paid in kind, in the form of newly issued preference shares in an amount equal to 5% of the number of preference shares less any converted already and to be cancelled. This dividend is subject to the Board of Directors’ (the “BoD”) and shareholders’ approval.
In addition, the holders of these shares are entitled to the same dividend or distributions as on the common shares, if approved by the general meeting, calculated as if the preferred shares had been converted into common shares.
Based on the terms of the Series B shares, management has determined that they should be classified as equity.
Call Option
The Company has the right to exercise entirely at its discretion a call option following the 5th anniversary after the closing date. The Company has the discretion to redeem the options in cash or to convert to common shares on a 1:1 ratio.
Put Option
Upon a change of control, Certares has the right to:

•convert the preference shares into common shares on a cashless basis on a 1:1 ratio; or
•in the event of a tender offer or other change of control transaction, Certares must receive the same offer as Silver Lake and the other holders unless the Company or another shareholder makes Certares an equivalent offer. The Company has the option and not an obligation to make an equivalent offer to Certares.
Conversion right
The preferred shares may be converted into common shares at any time at the election of Certares from six months after the closing date.
Forced conversion
The Company has the right to acquire all or any portion of the preferred shares in exchange for common shares. This can be exercised in certain circumstances on or after the first anniversary of the closing date entirely at the discretion of the Company.
Redemption
The preferred shares are only redeemable at the Company’s option.
Liquidation
Each holder of preferred share is entitled to receive a liquidation preference equal to the higher of US$8.50 and the amount that such preferred share would have received had it been converted into a Common Share immediately prior to the liquidation.
During the three months ended December 31, 2022, there was no change in the conditions for the Put/Call Options, redemption or liquidation of the Preference shares Series B.
Warrants
During the three and nine month periods ended December 31, 2022, there was no change in the conditions for the Warrants.

NOTE 9    Loans and borrowings

(EUR thousand)		As of December 31	As of March 31
Interest-bearing loans and borrowings from credit institutions	Note	2022	2022
Long-term financing - Senior debt facility		630,000	630,000
Capitalized financing fees - Senior debt facility		(5,131)	(6,446)
Revolving Credit Facility (RCF)		99,000	99,000
Supplemental Liquidity Facility (SLF)		61,892	—
Bank and other overdraft		544	676
Total		786,305	723,230
Short-term portion		544	676
Long-term portion		785,761	722,554
Total		786,305	723,230

The fair values are not materially different to their principal amounts, since the interest payable of the Senior debt facility and the RCF approximates the current market rates, and the bank overdraft is of a short-term nature.

A significant difference between the carrying value and the fair value was identified for the following instrument as of December 31, 2022:

(EUR thousand)	As of December 31, 2022
	Carrying value	Fair value	Effective interest
Supplemental Liquidity Facility (SLF)	61,892	58,228	2.75%
The fair value of the SLF has been estimated by discounting future cash flows using the current interest rate. The fair value has been measured using unobservable inputs (level 3) in line with the fair value hierarchy.
Security
First-ranking security has been provided in favor of the lenders under the new Senior Facilities Agreement (“SFA”). This security includes pledges on the assets of material subsidiaries of the Company at the time of the conclusion of the transaction to the extent legally permitted and operationally practical. All debt being issued under the SFA ranks pari-passu.

(EUR thousand)	As of December 31	As of March 31
Security	2022	2022
Pledge of shares of consolidated companies (net equity in subsidiaries)	162,806	163,029
Pledge of trade receivables, other current receivables, prepaid expenses and income tax receivable	36,038	48,617
Pledge of cash in hand	15,034	6,913
Supplemental Liquidity Facility (“SLF”)
In connection with the closing of the merger and listing, certain pre-transaction shareholders put in place a USD75.0 million (EUR70.4 million) SLF. The SLF is repayable in full latest as of February 28, 2024, with a 2.75% fixed interest rate. On April 1, 2022 the Company withdrew USD20.0 million (EUR18.0 million) of the SLF which was soon followed by a second withdrawal of USD45.0 million (EUR41.4 million) on April 19, 2022, both to fund working capital needs. As of December 31, 2022, USD10.0 million (EUR9.4 million) remains undrawn.
Bank and other overdrafts
Local credit facilities are available in certain jurisdictions and are limited to EUR11.6 million (EUR8.4 million as of March 31, 2022) as of December 31, 2022, of which none was drawn as of December 31, 2022 (nil as of March 31, 2022). The remaining outstanding balance of EUR0.5 million (EUR0.6 million as of March 31, 2022) relates to payables under a factoring agreement. The local credit facilities may be subjected to restrictions.
Revolving Credit Facilities
The total drawings under the RCF as of December 31, 2022 were EUR99.1 million (EUR99.1 million as of March 31, 2022). As of December 31, 2022, Global Blue does not intend to repay the cash drawings under the RCF within the next 12 months.

NOTE 10    Business combinations

Current period
On October 31, 2022, through its newly established subsidiary ShipUp Holding SAS, the Group acquired 100% of the share capital of ShipUp, a French-based company providing post-purchase engagement solutions for online purchases, for a total consideration of EUR35.0 million. The transaction accelerates Global Blue’s ambition to provide retailers with a leading ecosystem of post-purchase technologies. As part of the consideration, shares in ShipUp Holding SAS representing 25% of the latter’s share capital were issued to ShipUp’s former shareholders. The consideration also contains contingent consideration with an estimated fair value of nil at the date of acquisition.
As part of the acquisition, Global Blue and the minority shareholders entered into a put and call agreement which gives each minority shareholder the right to sell and Global Blue the right to acquire all the shares currently held by the minority shareholders. Given that the pricing formula of the options makes it virtually certain that the options will be exercised in the future, the Group has derecognized the non-controlling interest. For the portion of the repurchase obligation that is not contingent on future employee services, the Group measured the related put option liability, on acquisition, at the present value of the redemption amount, at nil. As of December 31, 2022, the value of that option is estimated to be unchanged. For the portion of the repurchase obligation that is contingent on future employee services, the Group assessed the transaction to be a cash-settled share-based payment arrangement and recognized EUR1.0 million as remuneration expense in the three months ended December 31, 2022. As of the acquisition date, the total fair value of the future service cost is estimated to be EUR15.4 million. The award entitlement is earned by the minority shareholders through their remaining involvement in ShipUp as managers until April 2027. For further details on the valuation of the put options, refer to Note 11.
ShipUp has been fully consolidated for the period from November 1, 2022 to December 31, 2022 and has in this period contributed revenues of EUR0.8 million and net loss of EUR0.9 million. Had the business been acquired on April 1, 2022, consolidated revenue and consolidated loss for the nine months ended December 31, 2022 would have been EUR3.3 million and EUR2.7 million higher, respectively.
The goodwill acquired represents synergies arising from ShipUp’s inherent value of its workforce and its capacity to develop future customer relationships especially in the large accounts segment and the better absorption of fixed costs. The goodwill is not expected to be deductible for tax purposes.
The key intangible assets identifiable separately from goodwill are ShipUp’s technology and customer relationships with fair values of EUR2.6 million and EUR4.5 million as at the acquisition date, respectively. The fair value of the technology has been calculated using the Relief-from-Royalty approach, whereby a royalty rate of 5%, a perpetual growth rate of 1.9% and a discount rate of 12.7% has been used. For the valuation of the customer relationships the excess earnings method was applied, whereby a discount rate of 12.7%, a CAC (contributory asset charges) of 3.5% and a royalty rate of 5% were used.
Acquisition-related direct costs of EUR1.2 million have been included in operating expenses.
The fair value of net assets acquired and consideration paid in respect of the acquisition of businesses in the nine months ended December 31, 2022 and December 31, 2021 are presented in the table below.

(EUR thousand)
2022
Net assets acquired and consideration paid	ShipUp
Software	2,738
Customer relationships	4,466
Property, plant and equipment	82
Other non-current financial assets	1,809
Trade and other receivables	2,166
Cash	2,839
Other non-current financial liabilities	(4,939)
Trade and other payables	(1,681)
Deferred tax liabilities	(1,834)
Fair value of assets and liabilities	5,646
Goodwill arising on acquisition	29,358
Consideration payable	35,004
Satisfied by:
Cash consideration paid	(35,004)
Total consideration	(35,004)
Cash acquired	2,839
Total net cash outflow	(32,165)

The fair value of trade and other receivables is not materially different to their carrying amounts.
Prior period
On September 6, 2021, the Group purchased, through numerous steps, an additional 45.9% stake in Yocuda, a leading digital receipt provider based in the United Kingdom, for GBP3.0 million (EUR3.5 million). This resulted in an increase in its existing shareholding from 10.4% to 56.3% and obtaining control. Yocuda has been fully consolidated since September 6, 2021.

NOTE 11    Fair value measurement of financial instruments

The table below sets out the Group’s financial assets and financial liabilities measured and recognized at fair value as of December 31, 2022 and March 31, 2022 on a recurring basis, including their levels in the fair value hierarchy.

As of December 31, 2022
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through OCI
- Other investments	—	—	7,051	7,051
Total assets	—	—	7,051	7,051

Liabilities
Financial liabilities at fair value through profit or loss
- Other non-current financial liabilities - Put options	—	—	13,520	13,520
- Warrant liabilities - Public warrants	6,104	—	—	6,104
- Warrant liabilities - Private warrants	—	3,680	—	3,680
- Other current liabilities - Derivative financial instruments	—	742	—	742
Total liabilities	6,104	4,422	13,520	24,046

As of March 31, 2022
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through OCI
- Other investments	—	—	3,881	3,881
Total assets	—	—	3,881	3,881
Liabilities
Financial liabilities at fair value through profit or loss
- Other non-current financial liabilities - Put options	—	—	15,419	15,419
- Warrant liabilities - Public warrants	7,539	—	—	7,539
- Warrant liabilities - Private warrants	—	4,512	—	4,512
- Other current liabilities - Derivative financial instruments	—	356	—	356
Total liabilities	7,539	4,868	15,419	27,826
The Group classifies the fair value of its financial instruments in the following hierarchy:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly;
•Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

There were no transfers between fair value hierarchy levels, nor any changes to the valuation techniques applied during the nine months ended December 31, 2022.
The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives, put options and private warrants) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. When the fair value of an unquoted instrument cannot be measured with sufficient reliability, the Group carries such instruments at cost less impairment, if applicable.
Warrants
The fair value of the private and public warrants is categorized as Level 2 and Level 1, respectively, in the fair value hierarchy. The Group has employed a Black-Scholes pricing model to estimate the fair value of the Private Warrants issued on August 28, 2020, notably the fair value of the call option inherent in the Private Warrants, using as key inputs the Group’s share price, risk-free rate, implied Public Warrant volatility, the warrants’ maturity, and the Public Warrants’ market price. For the nine months ended December 31, 2022, the Group recognized EUR2.3 million fair value gain associated with the warrant liabilities under operating expenses in the income statement.
Put options
As of December 31, 2022 the put options comprise of EUR5.7 million, EUR6.9 million and EUR1.0 million related to the acquisitions of ZigZag, Yocuda and ShipUp, respectively.
The fair value of the put options were derived using an option pricing methodology (Monte Carlo simulations) based on projected revenue or gross profit distribution or EBITDA margin (depending on the business acquired) and is categorized as Level 3 within the fair value hierarchy due to unobservable inputs utilized in the valuation. The main driver for the valuation of the put options in all cases is the underlying business plan. In the case of ZigZag and Yocuda, the top and bottom 5% of extreme values have been excluded from the calculations.
For the nine months ended December 31, 2022, the Group recognized EUR2.3 million fair value gain associated with put options under operating expenses in the income statement.
The following table presents the changes in level 3 instruments for the nine months ended December 31, 2022:

(EUR thousand)	Other investments	Put option liabilities
Opening balance as of April 1, 2022	3,881	15,419
Additions	2,000	974
Gain recognized in income statement	—	(2,269)
Gain recognized in other comprehensive income	1,344	—
Reclassifications	(174)	—
Exchange differences	—	(604)
Closing balance as of December 31, 2022	7,051	13,520

In the nine months ended December 31, 2022, EUR1.0 million, out of the total fair value of the future service cost estimated to be EUR15.8 million, has been recognized as remuneration expense earned by providing employee services in the period in relation to ShipUp.
On August 23, 2022, Global Blue acquired a minority share of 4.29% in Reflaunt, a resale service provider, for a consideration of USD2.0 million (EUR2.0 million).
During the nine months ended December 31, 2022, the Group recorded a fair value gain of EUR1.3 million on its investment in Twig as a result of a new valuation carried out based on gross profit multiples for a new financing round. The gain was credited to other comprehensive income.

NOTE 12    Events after the reporting period
No events occurred after the reporting period, which required disclosure.